UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

DOUBLEDOWN INTERACTIVE CO., LTD.

(Name of Subject Company and Person Filing Statement)

American Depositary Shares, each twenty (20) ADSs representing one (1) Common Share,

par value KRW 10,000 per share

(Title of Class of Securities)

25862B109

(CUSIP Number of Class of Securities)

Joseph A. Sigrist

Chief Financial Officer

6671 S. Las Vegas Blvd. Building D, Suite 210

Las Vegas, Nevada 89119

Telephone: +1-702-761-6899

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Barbara A. Jones Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, CA 90067 (310) 586-7700	Doron Lipshitz Greenberg Traurig, LLP One Vanderbilt Avenue New York, NY 10017 (212) 801-9200	Suni Sreepada Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036-8704 (212) 596-9000	Jaewoo Lee Ropes & Gray LLP POSCO Tower Yeoksam, 21F 134 06235, Teheran-ro, Gangnam District, Seoul, South Korea +82 2-2141-5900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Statement”) relates is DoubleDown Interactive Co., Ltd., a corporation with limited liability organized under the laws of the Republic of Korea (“Korea”) (“DDI” or the “Company”), whose American Depositary Shares are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “DDI.” The Company’s principal executive offices are located at 13F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea, and the telephone number of its principal executive offices is +82-2-501-7216.

Securities.

The title of the class of equity securities to which this Statement relates is the American Depositary Shares of the Company (collectively, the “ADSs” and each, an “ADS”), each twenty (20) ADSs representing one (1) common share, par value KRW 10,000 per share, of the Company (collectively, the “Common Shares” and each, a “Common Share”). As of the close of business on November 9, 2026, there were 2,477,672 Common Shares issued and outstanding, of which (i) 816,481 (approximately 32.95% of the outstanding Common Shares) were represented by 16,329,620 issued and outstanding ADSs, (ii) 1,661,191 were beneficially owned by DoubleU Games (as defined below) and (iii) none were held in treasury by the Company. As of such date, no options, restricted share units or other securities convertible into Common Shares are outstanding.

Item 2. Identity and Background of Filing Person

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Statement and the subject company, are set forth in the section entitled “Item 1. Subject Company Information—Name and Address.”

Business and Background of the Company’s Directors and Executive Officers.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment during the past five years (including the name, principal business and address of any corporation or other organization in which such occupation or employment was conducted), and citizenship of each director and executive officer of the Company are set forth in Annex B to this Statement, which is incorporated herein by reference.

The Tender Offer.

This Statement relates to the cash tender offer by DoubleU Games Co., Ltd., a company incorporated under the laws of Korea and listed on the KOSPI market of the Korea Exchange (“DoubleU Games”), to purchase all of the outstanding ADSs not owned by DoubleU Games or its affiliates at a price of US$16.25 per ADS, net to the seller in cash, without interest and less any applicable withholding taxes (the final cash price per ADS payable by DoubleU Games to all holders whose ADSs are validly tendered and accepted for payment pursuant to the Offer, as such price may be increased in accordance with the offer documents, net to the seller in cash, without interest and less any applicable withholding taxes, the “Final Offer Price”) (the ADS cancellation fee of Citibank, N.A., as depositary for the ADSs (the “Depositary”), other fees and expenses of the tender agent, information agent and dealer manager and ADS corporate-action costs being borne by DoubleU Games and not deducted from the Final Offer Price), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any amendments or supplements, constitute the “Offer”). Common Shares held directly are not subject to the Offer.

The Offer is described in a combined Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the exhibits and any amendments or supplements thereto, the “Schedule TO/13E-3”) filed by DoubleU Games and, solely for purposes of Rule 13e-3 and the Schedule 13E-3, the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2026. The Offer is made pursuant to the Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, between DoubleU Games and the Company (the “Transaction Agreement”). The Offer is conditioned on, among other things, (i) the condition that, immediately following the acceptance for payment of all ADSs validly tendered and not validly withdrawn pursuant to the Offer, DoubleU Games would own at least 95% of the total issued and outstanding Common Shares (the “Minimum Tender Condition”), which condition will be determined objectively by the tender agent on the basis specified in the Transaction Agreement and which DoubleU Games may, if it reasonably determines that the Minimum Tender Condition is not reasonably expected to be satisfied as of the then-scheduled expiration of the Offer, and prior to such expiration, reduce (but not waive) to a percentage not lower than 90% (the “Waiver Floor”), but only after consulting in good faith with the special committee of the Company’s board of directors (the “Board”) composed solely of independent and disinterested directors (the “Special Committee”) and obtaining the prior written consent of the Company (given by the Board following the recommendation of the Special Committee, as applicable, which consent may not be unreasonably withheld, conditioned or delayed); (ii) the condition that more than 50% of the ADSs held by holders of ADSs or Common Shares other than DoubleU Games, its affiliates and the directors and officers of DoubleU Games and the Company (the “Unaffiliated Holders”) be validly tendered and not validly withdrawn prior to the expiration of the Offer (the “Majority-of-the-Minority Condition”), which condition is not waivable by any party; and (iii) the other conditions set out in “The Tender Offer—Section 13. Conditions of the Offer” in the Offer to Purchase, which include the absence of any legal restraint enjoining the Offer or the Post-Offer Transaction (as defined below), the accuracy of the Company’s representations and warranties in the Transaction Agreement (subject to the materiality standards set forth therein) and the absence of an uncured material breach of the Transaction Agreement, the absence of a Material Adverse Effect (as defined in the Transaction Agreement) on the Company, the Company Recommendation (as defined below) having been made and not withdrawn or adversely modified (which condition DoubleU Games may waive in its sole discretion), and the Transaction Agreement not having been terminated in accordance with its terms. The Offer is not subject to any financing condition.

The Offer will expire at 5:00 p.m., New York City time, on December 10, 2026 (which is not fewer than 20 business days following the commencement of the Offer), unless the Offer is extended or earlier terminated in accordance with the Transaction Agreement. Holders may withdraw ADSs tendered pursuant to the Offer at any time prior to the expiration of the Offer, as described in “The Tender Offer—Section 4. Withdrawal Rights” of the Offer to Purchase. Under the Transaction Agreement, if, as of the then-scheduled expiration of the Offer, any of the conditions to the Offer has not been satisfied or waived, DoubleU Games may, after consulting in good faith with the Special Committee and the Board, but is not required to, extend the Offer, except that DoubleU Games must extend the Offer to the extent required by applicable law or the rules and regulations of the SEC or Nasdaq or as necessary to resolve any comments of the SEC staff applicable to the Offer, the Schedule TO/13E-3 or this Statement, but in no event beyond the earlier of the termination of the Transaction Agreement and the End Date (as defined in the Transaction Agreement, being 5:00 p.m., Eastern Time, on March 10, 2027). If the then-scheduled expiration would otherwise occur before the end of the five (5) business day period following the Board’s notice of an intended change to the Company Recommendation during which DoubleU Games may propose amendments to the Transaction Agreement, DoubleU Games must also extend the Offer to a date that is not earlier than two (2) business days following the expiration of such period. Following the expiration of the initial offering period and the acceptance for payment of all ADSs validly tendered and not validly withdrawn, DoubleU Games may provide a subsequent offering period of not less than three and not more than 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), during which withdrawal rights will not apply and the same Final Offer Price will be paid. If the Offer is terminated without ADSs being accepted for payment, all tendered ADSs will be promptly returned to their holders.

The foregoing summary of the Offer and the Transaction Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the

Transaction Agreement. Copies of the Transaction Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Statement and are incorporated herein by reference. The Offer to Purchase and the Letter of Transmittal are being mailed to holders of ADSs together with this Statement.

According to the Schedule TO/13E-3, the address of the principal executive offices of DoubleU Games is 16F, Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea, and its telephone number is +82-2-501-7216. DoubleU Games beneficially owns 1,661,191 Common Shares, representing approximately 67.05% of the outstanding Common Shares. The Company is a foreign private issuer and, pursuant to Rule 3a12-3(b) under the Exchange Act, its securities are exempt from Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act; accordingly, no proxy or information statement is being furnished. Information in this Statement concerning DoubleU Games and the Offer has been taken from or is based upon the Schedule TO/13E-3 and other information furnished by DoubleU Games for use in this Statement, and the Company takes no responsibility for its accuracy or completeness and has not independently verified such information. The Offer to Purchase, the Letter of Transmittal and related documents and this Statement can be obtained without charge from the SEC’s website at www.sec.gov.

Post-Offer Transaction.

Following the Offer, any Common Shares (including those underlying non-tendered ADSs) not acquired in the Offer are expected to be acquired, at an amount per ADS equal to the Final Offer Price (equivalent to US$325.00 per Common Share, based on the ratio of twenty (20) ADSs to one (1) Common Share) or such higher amount as may be required by applicable law or finally determined by a court of competent jurisdiction, through a statutory transaction under the Korean Commercial Act (the “KCA”) (the “Post-Offer Transaction,” which is referred to in the Offer to Purchase as the “second-step transaction,” and, together with the Offer and the other transactions contemplated by the Transaction Agreement, the “Transactions”): (i) at or above the small-scale threshold (i.e., where cash consideration payable by DoubleU Games for the remaining Common Shares in the share exchange does not exceed 5% of DoubleU Games’ net assets on its latest balance sheet, which is currently estimated to be met if DoubleU Games acquires approximately 97% of the Company’s outstanding capital stock, subject to final statutory calculation), a small-scale share exchange (Article 360-10 of the KCA, as to DoubleU Games) combined with a simplified share exchange (Article 360-9 of the KCA, as to the Company); (ii) at or above 95% but below that threshold, a squeeze-out by a controlling shareholder holding 95% or more together with its subsidiaries (Article 360-24 of the KCA); or (iii) at least 90% but less than 95% following a reduction of the Minimum Tender Condition, a simplified share exchange (Article 360-9 of the KCA, as to the Company) combined with a general comprehensive share exchange (Articles 360-2 and 360-3 of the KCA, as to DoubleU Games), which requires a special resolution of DoubleU Games’ shareholders and gives rise to appraisal rights for DoubleU Games’ dissenting shareholders. Under the Transaction Agreement, DoubleU Games will select the form of the Post-Offer Transaction from among the structures then legally available under the KCA, after consulting in good faith with the Special Committee, and the amount actually receivable by a holder of ADSs in the Post-Offer Transaction will not, after deduction of ADS cancellation fees and other charges by the Depositary, be less than the Final Offer Price per ADS. No merger of DoubleU Games and the Company is contemplated. The risks associated with a residual minority if the Post-Offer Transaction is not completed are described under “Item 8. Additional Information—Possible Residual Minority Following the Offer.”

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Statement, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between (i) the Company or its affiliates, on the one hand, and (ii) (A) the Company’s executive officers, directors or affiliates, or (B) DoubleU Games or its executive officers, directors or affiliates, on the other hand. The Special Committee and the Board were aware of the agreements and arrangements described in this Item 3 during their deliberations of the merits of the Transaction Agreement and in determining to make the recommendation set forth in this Statement.

Relationship with DoubleU Games and its Affiliates.

The Company was originally established as The8Games Co., Ltd. in Seoul, Korea in 2008. In 2016, DoubleU Games acquired a controlling stake in the Company and, in 2017, DoubleU Games acquired the remaining stake in the Company, making the Company a wholly owned subsidiary of DoubleU Games at such time. Later in 2017, the Company acquired DoubleDown Interactive LLC, the Company’s primary revenue-generating subsidiary, from International Game Technology for approximately US$825 million. The Company changed its name to DoubleDown Interactive Co., Ltd. in December 2019 and, on September 2, 2021, completed its initial public offering of ADSs, which are listed on Nasdaq. As of November 9, 2026, DoubleU Games beneficially owned 1,661,191 Common Shares, representing approximately 67.05% of the outstanding Common Shares.

Transaction Agreement

The following summary of the material terms of the Transaction Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Transaction Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. On November 9, 2026, the Company and DoubleU Games entered into the Transaction Agreement. “Special Factors—Section 1. Background of the Offer; Past Contacts; the Transaction Agreement and Related Agreements” of the Offer to Purchase, which contains a summary of the material provisions of the Transaction Agreement, and “The Tender Offer—Section 13. Conditions of the Offer” of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Transaction Agreement.

The Transaction Agreement governs the contractual rights between the Company and DoubleU Games in relation to the Offer and the Post-Offer Transaction. The Transaction Agreement has been included as an exhibit to this Statement to provide holders of ADSs with information regarding its terms. The Transaction Agreement contains representations and warranties made by the Company to DoubleU Games and representations and warranties made by DoubleU Games to the Company. Neither the inclusion of the Transaction Agreement nor the summary of the Transaction Agreement is intended to modify or supplement any factual disclosures about the Company or DoubleU Games in the Company’s public reports filed with or furnished to the SEC. In particular, the assertions embodied in the representations and warranties set forth in the Transaction Agreement are qualified by information in confidential disclosure schedules provided by the Company to DoubleU Games in connection with the signing of the Transaction Agreement. The disclosure schedules contain information that qualifies and creates exceptions to the representations and warranties set forth in the Transaction Agreement. In addition, the representations and warranties in the Transaction Agreement were negotiated with the principal purpose of allocating risk between the Company and DoubleU Games, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of ADSs or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Transaction Agreement may not constitute the actual state of facts about the Company or DoubleU Games. Holders of ADSs are not third-party beneficiaries of the Transaction Agreement, except that the Company’s directors and officers may enforce the indemnification provisions described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Indemnification.” The Transaction Agreement should not be read alone, but should instead be read in conjunction with the entirety of the factual disclosure about the Company in its public reports filed with or furnished to the SEC as well as the other information regarding the Offer, the Post-Offer Transaction, the Company, DoubleU Games and their respective affiliates and businesses that is contained in, or incorporated by reference into, the Schedule TO/13E-3 and this Statement.

Under Section 3.5 of the Transaction Agreement, DoubleU Games has confirmed that none of (x) a failure of the Board to make or maintain the Company Recommendation, (y) the failure of the Special Committee to recommend that the Board make or maintain the Company Recommendation and (z) any request by the Special Committee or the Board for an increase in the Final Offer Price or any other negotiation by the Board or the Special Committee regarding the Final Offer Price or other terms of the Offer or the Transactions will result in any retributive action by DoubleU Games against the Company, the Special Committee, the Board or any member, employee or representative thereof, and has agreed that, while the Transaction Agreement remains in effect, it will not (a) sell, transfer or otherwise dispose of its Common Shares to any person, (b) support, or vote in favor of, any alternative transaction involving the Company proposed by any third party unless such transaction has been recommended by the Special Committee and the Board in accordance with the terms of the Transaction Agreement or (c) prior to the completion of the Post-Offer Transaction, cause, request, propose or vote in favor of (and will cause its affiliates and any director of the Company nominated by DoubleU Games not to cause, request, propose or vote in favor of) the delisting of the ADSs from Nasdaq, the termination of the deposit agreement governing the ADSs or the deregistration of the ADSs or Common Shares under the Exchange Act, in each case without the prior written consent of the Company, acting through the Board (following the recommendation of or consultation with the Special Committee, as applicable) (other than any delisting required by Nasdaq that is not the result of any action of DoubleU Games or its affiliates); provided that clause (a) does not restrict (i) the creation of a pledge, mortgage or other security interest over DoubleU Games’ Common Shares in favor of, or for the benefit of, the lenders under the facility agreement with Korea Investment & Securities Co., Ltd. financing the Transactions (the “Facility Agreement”) or (ii) any transfer or other dealing in respect of DoubleU Games’ Common Shares required to implement the Post-Offer Transaction.

Under the Transaction Agreement, all determinations, consents, waivers, enforcement actions and terminations by the Company are to be made by the Board following the recommendation of the Special Committee, and any amendment or waiver by the Company requires approval of the Board following the recommendation of the Special Committee. DoubleU Games may not, without the prior written consent of the Company (given by the Board following the recommendation of the Special Committee, as applicable), decrease the Final Offer Price, change the form of consideration, decrease the number of ADSs sought, extend or otherwise change the expiration of the Offer (except as otherwise provided in the Transaction Agreement), impose conditions in addition to the conditions to the Offer or otherwise amend, modify or supplement the conditions to the Offer or the terms of the Offer in a manner materially adverse, or that would reasonably be expected to be materially adverse, to the Unaffiliated Holders. DoubleU Games has represented that it has, or will have, sufficient funds from cash on hand and committed debt financing under the Facility Agreement to pay for all ADSs and to complete the Post-Offer Transaction and all fees and expenses payable by DoubleU Games under the Transaction Agreement, and has agreed to use its reasonable best efforts to obtain such financing and not to amend or waive it in a manner that would reduce the amount of the debt financing below the amount required to consummate the Transactions, add conditions or otherwise prevent or materially impair or delay the Transactions without the Company’s prior written consent. The Company is entitled to specific performance of the Transaction Agreement, including to cause DoubleU Games to commence the Offer, accept for payment and pay for ADSs validly tendered and not validly withdrawn if the conditions to the Offer are satisfied, draw down its debt financing and consummate the Post-Offer Transaction. No termination fee or similar payment is payable by either party upon termination of the Transaction Agreement.

DoubleU Games has agreed to reimburse the Company for 50% of the reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and its subsidiaries in connection with the Transaction Agreement, the Offer and the other transactions contemplated by the Transaction Agreement (including the Post-Offer Transaction and costs and expenses incurred by the Special Committee), whether or not the Transactions are consummated (other than costs and expenses relating to any bring-down of the fairness opinion of the Special Committee’s financial advisor or any other updated financial advice obtained by the Special Committee, the Board or the Company), to bear the fees and expenses of the tender agent, the information agent, the dealer manager and the Depositary, all ADS corporate-action costs, the costs of preparing, filing, printing and disseminating the Offer to Purchase, the Letter of Transmittal and the other documents comprising the Schedule TO/13E-3 and all costs of its financing, and to indemnify and hold harmless the Company, its subsidiaries and their respective directors, officers and representatives from and against any losses incurred by them in connection with any cooperation provided by them in respect of DoubleU Games’ debt financing and alternative financing. Subject to such reimbursement, the Company will bear the fees and expenses of its own independent legal counsel and of the Special Committee’s independent financial advisor, the fees and expenses relating to such fairness opinion and the costs of preparing and filing this Statement.

Ongoing Commercial and Financing Arrangements

No separate confidentiality or process agreement has been entered into between DoubleU Games and the Company in connection with the Transactions; public announcements regarding the Transactions are governed by Article 16 of the Transaction Agreement. In addition to the Transaction Agreement, the Company and DoubleU Games are parties to continuing arrangements entered into in the ordinary course, which are described in Item 7.B of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “2025 Annual Report”) and are summarized below. Under game license and development arrangements, DoubleU Games licenses social casino game titles to the Company and provides game maintenance, product planning, user analysis and game development services; as of December 31, 2025, the Company licensed approximately 49 game titles, and for the year then ended incurred royalties of approximately US$1.6 million, game development service fees of approximately US$5.2 million and game development fees of approximately US$1.0 million. DoubleU Games has also extended loans to the Company, in an aggregate outstanding principal amount of KRW 50 billion, each bearing interest at 4.6% per annum, being the overdraft interest rate prescribed by Ordinance of the Ministry of Economy and Finance of Korea. The loans were made under loan agreements dated May 25, 2018 (originally KRW 35 billion, reduced to KRW 5 billion in May 2024 following a partial repayment), August 27, 2018 (KRW 35 billion) and November 26, 2018 (KRW 10 billion), and the maturity of each loan was extended to May 27, 2026 by amendment agreements dated May 27, 2024. The maturity of each loan was subsequently extended by a further two years to May 27, 2028, by supplemental amendment agreements dated May 27, 2026, on the same principal amount and at the same interest rate. The Company also subleases office space on the 13th floor of Gangnam Finance Center, 152 Teheran-ro, Gangnam-gu, Seoul from DoubleU Games, which leases such premises from Gangnam Finance Center Co., Ltd., pursuant to a GFC sublease agreement dated September 30, 2023 and a sub-lease agreement dated October 1, 2023 consented to by Gangnam Finance Center Co., Ltd., in each case for a term ending September 30, 2028. The subleased area was reduced effective September 1, 2024, and subsequently expanded effective January 1, 2026, by amendment agreements dated September 13, 2024 and January 1, 2026, respectively. In addition, on November 18, 2025, DoubleU Games issued a guarantee in favor of Citibank Europe plc, Germany Branch, of the obligations of WHOW Games GmbH, a subsidiary of the Company, under a credit facility, with DoubleU Games’ maximum liability under the guarantee capped at EUR 120,000. In September 2026, DoubleU Games notified Citibank Europe plc, Germany Branch that it will not renew the guarantee. There is no outstanding guarantee by DoubleU Games of the obligations of the Company. Except as described above with respect to the guarantee, these arrangements will continue following the Offer. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the agreements filed as Exhibits (e)(2)(A) through (e)(2)(R) to this Statement, which are incorporated herein by reference.

Arrangements with Executive Officers and Directors of the Company.

Overview

In considering the Company Recommendation, set forth in the section entitled “Item 4. The Solicitation or Recommendation—Recommendation of the Board, Following a Recommendation by the Special Committee,” holders of ADSs should be aware that certain of the Company’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of holders of ADSs generally.

The Special Committee and the Board were aware of these interests and other potential conflicts of interest and considered them, along with other matters, in evaluating and approving the Transaction Agreement and the Transactions and recommending that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer. The following is a discussion of all material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions. Descriptions of the agreements below do not purport to be complete, and are qualified in their entirety by reference to the documents to which they relate.

Consideration Payable Pursuant to the Offer and the Transactions

As of November 9, 2026, Joseph A. Sigrist, the Company’s Chief Financial Officer and a director, beneficially owned 500 ADSs (representing 25 Common Shares), representing less than 0.01% of the outstanding Common Shares. No other director or executive officer of the Company beneficially owns any ADSs or Common Shares. If Mr. Sigrist tenders all of his ADSs in the Offer, he will receive an aggregate of US$8,125 in cash, based on the Final Offer Price of US$16.25 per ADS, the same consideration per ADS, and on the same terms and conditions, as the other holders of ADSs who tender their ADSs in the Offer. If Mr. Sigrist does not tender some or all of his ADSs in the Offer, he will be entitled to receive the same consideration in the Post-Offer Transaction as the other holders who do not tender.

Treatment of Equity Awards and Performance-Based Compensation

The Company has not, to date, granted any options, restricted share units, restricted shares or other awards that are settled in, or represent the right to receive, ADSs or Common Shares.

Employment Arrangements; Potential Future Arrangements

As of the date of the Transaction Agreement and as of the date of this Statement, neither DoubleU Games nor any of its affiliates has entered into, or committed to enter into, any arrangement or understanding with any director or executive officer of the Company in connection with the Offer or the Transactions, including regarding employment or continued service following the Transactions. It is possible that DoubleU Games or its affiliates may enter into employment or other arrangements with the Company’s management in the future.

Compensation of the Special Committee

The Special Committee consists of three independent and disinterested members of the Board, Il Jin Park, Whanlim Kim and Sung Uk Park. For their service on the Special Committee, Mr. Sung Uk Park (the Chair of the Special Committee) has been and will be paid a monthly fee of KRW 3,000,000 beginning in May 2026 until March 2029, and each of Mr. Il Jin Park and Mr. Whanlim Kim has been and will be paid a monthly fee of KRW 3,000,000, in each case beginning in March 2026 until March 2029. The compensation to be paid to the members of the Special Committee was determined by the Board, and the payment of such compensation was not contingent on the entry by the Company into the Transaction Agreement, the consummation of the Offer, the Post-Offer Transaction or any other transaction contemplated by the Transaction Agreement or any other event.

Prior Relationships of Special Committee Members

Prior to joining the Board, from 2012 to 2020, Mr. Sung Uk Park served as a foreign attorney at Kim & Chang, which is acting as Korean counsel to DoubleU Games in connection with the Transactions. While at Kim & Chang, Mr. Sung Uk Park performed legal work for DoubleU Games in 2016 on matters unrelated to the Transactions. Mr. Sung Uk Park has no current relationship with DoubleU Games or Kim & Chang. Prior to Mr. Sung Uk Park’s appointment to the Special Committee by the Board on May 22, 2026, the members of the Special Committee, in consultation with Ropes & Gray LLP, considered these prior relationships and determined that they did not impair Mr. Sung Uk Park’s independence or disinterestedness with respect to the Transactions.

Mr. Il Jin Park and Mr. Whanlim Kim were designated as members of the Special Committee by the Board on April 29, 2026, following a due inquiry, as independent and disinterested directors. Mr. Whanlim Kim served as an outside director of the Company from August 2022 until March 2025, at which time he was re-appointed as an outside director and appointed as a member of the Company’s audit committee, positions he continues to hold. To the knowledge of the Company, neither Mr. Il Jin Park nor Mr. Whanlim Kim has, or during the past two years has had, any employment, advisory, commercial or other material relationship with DoubleU Games or its affiliates, other than service as a director of the Company.

Indemnification

From and after the acceptance of ADSs for payment, DoubleU Games has agreed under the Transaction Agreement to cause to be maintained in effect the indemnification obligations of the Company to its directors and officers and the advancement of expenses, on terms no less advantageous to them than those in existence on the date of the Transaction Agreement, and such directors and officers are entitled to enforce this obligation as third-party beneficiaries. In 2023, prior to and independent of the Transactions, the Company entered into indemnification agreements with each of its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to certain limitations. This description of the indemnification agreements is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(3) to this Statement, which is incorporated herein by reference.

Special Committee Indemnification Provisions Pursuant to Resolutions of the Board

The resolutions of the Board establishing the Special Committee, adopted on April 29, 2026, provide that the Company will indemnify and hold harmless, to the fullest extent permitted by applicable law, the members of the Special Committee against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by them in connection with their service on the Special Committee, and that the Company will be responsible for the payment of all reasonable out-of-pocket expenses incurred by the members of the Special Committee in connection with such service.

Limitation of Liability of Directors under Korean Law and the Company’s Articles of Incorporation

Pursuant to Article 399, Paragraph 1 of the KCA, if a director of a stock company (jusik hoesa) intentionally or negligently acts in violation of applicable laws and regulations or the articles of incorporation, or neglects his or her duties, such director is jointly and severally liable to the company for damages resulting therefrom. If such act was undertaken pursuant to a resolution of the board of directors, the directors who voted in favor of such resolution are subject to the same liability (Article 399, Paragraph 2 of the KCA), and any director who participated in such resolution and whose objection is not recorded in the minutes of the meeting is presumed to have voted in favor of such resolution (Article 399, Paragraph 3 of the KCA). The KCA permits such liability to be exempted or limited as described below.

Under Article 400, Paragraph 1 of the KCA, the liability of a director under Article 399 of the KCA may be exempted with the consent of all of the company’s shareholders. In addition, under Article 400, Paragraph 2 of the KCA, a company may, as provided in its articles of incorporation, exempt a director from liability under Article 399 of the KCA to the extent such liability exceeds six times (or, in the case of an outside director, three times) the amount of such director’s remuneration (including bonuses and gains from the exercise of stock options) for the most recent one-year period preceding the date of the relevant act. However, such exemption is not available where the director caused the damages intentionally or through gross negligence, or where the liability arises from a violation of the prohibition on competition with the company (Article 397 of the KCA), the prohibition on the usurpation of corporate opportunities and the misappropriation of corporate assets (Article 397-2 of the KCA) or the restrictions on self-dealing transactions between the company and its directors or certain other related persons (Article 398 of the KCA).

Article 38 of the Company’s articles of incorporation provides that, where a director is liable to the Company for damages because such director violated applicable laws and regulations or the articles of incorporation or neglected his or her duties, the Company shall exempt such director from such liability to the extent it exceeds six times (or, in the case of an outside director, three times) the amount of such director’s remuneration (including bonuses and gains from the exercise of stock options) for the one-year period preceding the date of the relevant act. Such exemption does not apply where the director caused damages to the Company intentionally or through gross negligence, or where otherwise provided by applicable law (including in the cases described in Articles 397, 397-2 and 398 of the KCA).

Rule 14d-10(d) Matters

The Company does not have a compensation committee. The Special Committee, each member of which the Board has determined is independent for purposes of Rule 14d-10(d)(2) under the Exchange Act, has approved, as employment compensation, severance or other employee benefit arrangements within the meaning of Rule 14d-10(d)(2), (i) the Company’s 2023 long-term incentive plan and the long-term incentive awards granted thereunder, including their treatment in connection with the Transactions, (ii) the indemnification agreements and (iii) each other agreement or arrangement described under “—Arrangements with Executive Officers and Directors of the Company” that has been, or may be, entered into by the Company with any of its directors or executive officers, for purposes of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act. None of such arrangements provides for any payment or benefit calculated based on the number of securities tendered or to be tendered in the Offer.

Item 4. The Solicitation or Recommendation

Recommendation of the Board, Following a Recommendation by the Special Committee.

After careful consideration, including a thorough review of the terms and conditions of the Transaction Agreement and the Offer in consultation with the Special Committee’s independent legal and financial advisors, the Special Committee, at a meeting held on November 9, 2026, unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders, and that the Transactions are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) recommended that the Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act) and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) recommended that the Board resolve to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

The Board, at a meeting held on November 9, 2026, by the affirmative vote of at least two-thirds of all directors in office in accordance with Article 398 of the KCA, acting on the recommendation of the Special Committee, considered the reasons and other considerations outlined by the Special Committee in support of its recommendation, as well as a number of potentially negative factors, and unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act); (ii) approved the Transaction Agreement and the Transactions, including the Offer; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer (the “Company Recommendation”).

For the reasons described below, the Board, following the unanimous recommendation of the Special Committee, recommends that the Unaffiliated Holders ACCEPT the Offer and TENDER their ADSs pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board took into account a number of reasons set forth in the section entitled “Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board.”

A copy of the letter to holders of ADSs communicating the recommendation is filed as Exhibit (a)(2)(A) to this Statement and is incorporated herein by reference.

Background of the Offer.

Except as described in this Statement, during the two years before the date of this Statement, there were no negotiations or material contacts concerning a tender offer, merger, acquisition or other similar transaction involving the Company.

On April 27, 2026 (U.S. time), DoubleU Games delivered to the Board a preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Shares and ADSs not already owned by DoubleU Games in a going-private transaction for cash consideration of US$11.25 per ADS. In the Proposal, DoubleU Games stated that it was only interested in acquiring the publicly held securities of the Company and that it did not intend to sell its stake in the Company to a third party. DoubleU Games also filed a regulatory disclosure with the Korea Exchange in connection with the proposed transaction. On April 28, 2026, DoubleU Games filed Amendment No. 1 to its statement on Schedule 13D with the SEC disclosing the Proposal and filing the Proposal and the regulatory disclosure as exhibits.

On April 29, 2026 (U.S. time), the Board held a meeting to consider the Proposal. At the invitation of the Board, representatives of Greenberg Traurig, LLP (“Greenberg Traurig”), legal counsel to the Company, attended the meeting. Following deliberation, the Board approved the formation of the Special Committee, consisting solely of independent and disinterested directors of the Company, to evaluate the Proposal. The resolutions establishing the Special Committee granted the Special Committee the full authority of the Board with respect to matters relating to the Proposal or any alternative transaction thereto. The resolutions further empowered the Special Committee to review, investigate, consider, evaluate, discuss and negotiate the Proposal, including the authority to determine not to recommend it and to reject it, and to retain, at the Company’s expense, its own independent legal and financial advisors. The initial members of the Special Committee were Whanlim Kim and Il Jin Park.

On April 30, 2026 (U.S. time), DoubleU Games filed Amendment No. 2 to its statement on Schedule 13D, revising the description of the Proposal to reflect that the proposed transaction would be effected through a comprehensive share exchange under Korean law and would be subject to the affirmative vote of holders of at least 95% (rather than 80%) of the Company’s outstanding Common Shares, consistent with the communication previously made to the Board.

Following the public disclosure of the Proposal on April 28, 2026, the Special Committee received unsolicited emails from several holders of ADSs regarding the Proposal, generally expressing the view that the price of US$11.25 per ADS proposed in the Proposal was inadequate.

On May 11, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray LLP (“Ropes & Gray”) and by Sung Uk Park, an independent director of the Company, as an observer, at which the Special Committee determined to retain Ropes & Gray as its independent U.S. legal counsel. Among other matters discussed with representatives of Ropes & Gray, the Special Committee reviewed Mr. Park’s relationships with DoubleU Games and the Company, and determined to request that the Board appoint Mr. Park as an additional member of the Special Committee.

Between May 13 and May 19, 2026, members of the Special Committee requested proposals from seven financial advisory firms, including Kroll, LLC, operating through its Duff & Phelps Opinions Practice (“Kroll”), to render a fairness opinion to the Special Committee in connection with the Proposal, including with respect to timing, fees, fairness opinion methodologies, relevant track record, and any material relationships between each advisor and its affiliates, on the one hand, and the Company, DoubleU Games, or their respective affiliates, on the other hand, during the past two years.

On May 22, 2026 (Seoul time), the Board appointed Sung Uk Park as a member of the Special Committee, and Mr. Park thereafter served as Chair of the Special Committee.

On May 26, 2026 (Seoul time), the Special Committee held a meeting to consider the retention of a financial advisor to render a fairness opinion to the Special Committee in connection with the Proposal. The Special Committee discussed the qualifications, expertise, capabilities and fee structures of each of the candidates that had submitted proposals. Following such discussion, the Special Committee determined that Kroll was its preferred candidate to render a fairness opinion to the Special Committee, subject to the Special Committee’s review of Kroll’s statement of independence and approval of the final terms of Kroll’s engagement.

On May 27, 2026 (Seoul time), representatives of the financial advisor (“Party A’s financial advisor”) to a third party (“Party A”) contacted Mr. Sigrist to indicate Party A’s interest in a potential acquisition of the Company, without disclosing Party A’s identity, and requested the contact information of the Special Committee. After discussing with Greenberg Traurig, Mr. Sigrist informed Ropes & Gray that Party A’s financial advisor wished to connect with the Special Committee.

Later that day, Party A’s financial advisor informed Ropes & Gray that Party A was prepared to discuss its interest, and proposed an initial call between Party A’s financial advisor and Ropes & Gray.

On June 2, 2026 (Seoul time), in response to the unsolicited emails received from several minority holders of ADSs between May 4, 2026 and May 8, 2026, the Special Committee sent email outreach to five of such holders of ADSs and, on June 9, 2026, held a teleconference with one such holder, who expressed the view that the price proposed in the Proposal was low.

On June 4, 2026 (U.S. time), representatives of Ropes & Gray spoke with representatives of Party A’s financial advisor regarding Party A’s interest in a potential acquisition of the Company. Party A’s financial advisor indicated that Party A was a publicly traded U.S. strategic company with a global business that was familiar with the Company and its industry, and that Party A was confident that it could deliver an all-cash proposal meaningfully above the price of US$11.25 per ADS proposed in the Proposal.

On June 10, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray. Among other matters, the Special Committee discussed the unsolicited inbound inquiry it had received regarding Party A’s interest in potentially acquiring the Company. The Special Committee determined to request that Party A deliver a written proposal on the basis of the Company’s publicly available information. The Special Committee also discussed whether to retain a financial advisor to provide investment banking services, in addition to a fairness opinion, and agreed to review potential candidates.

Following the June 10 meeting, the Special Committee issued requests for proposals to seven financial advisory firms to serve as its financial advisor to provide investment banking services.

On June 16, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray, to discuss the status of the engagement of a financial advisor for investment banking services. The Special Committee reported that it had contacted seven potential financial advisors for investment banking services, including Kroll Securities, LLC (“Kroll Securities”), an affiliate of Kroll, and that proposals had been received from three financial advisory firms, including Kroll Securities. The Special Committee noted that it would review and discuss the proposals received and continue to consider candidates to serve as its financial advisor to provide investment banking services.

On June 23, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray, at which the Special Committee reviewed Kroll’s statement of independence, delivered on June 2, 2026, and the final terms of Kroll’s engagement, including a fixed fee of US$723,000, plus reimbursement of expenses of up to US$80,000, no portion of which was contingent on the consummation of a transaction, together with the terms of retention and indemnification provisions. In its statement of independence, Kroll disclosed that its valuation services business unit had previously performed certain valuation services for the Company from 2018 through 2023, and that its transaction advisory services business unit had performed certain financial due diligence services for the Company in 2020, and confirmed that, in light of the immaterial size of such engagements, the passage of time, the nature of such services and the information barriers between such business units and its opinions practice, such prior services did not impair its independence. Kroll further confirmed that it had not received compensation from the Company or its affiliates during the preceding two years and that it had no material relationship with DoubleU Games. Following such review and discussions with representatives of Ropes & Gray, the Special Committee unanimously determined that it viewed Kroll as independent for purposes of the proposed engagement, and unanimously approved the final terms of Kroll’s engagement and selected Kroll to render a fairness opinion to the Special Committee. The Special Committee, the Company and Kroll entered into an engagement letter dated June 23, 2026 (the “Kroll Engagement Letter”).

On June 25, 2026 (U.S. time), Party A’s financial advisor submitted to the Board and the Special Committee, on behalf of Party A, a written, indicative non-binding proposal to acquire 100% of the Company, including all outstanding Common Shares and ADSs, in an all-cash transaction at a price of US$15.00 per ADS, implying an aggregate equity value of approximately US$744 million (the “Party A Proposal”). The Party A Proposal stated that the proposed price represented a premium of approximately 36% to the closing price of the ADSs on June 24, 2026 and approximately 33% to the price proposed in the Proposal, stated that the proposed transaction would not be subject to a financing condition, and requested a substantive response by July 3, 2026.

On June 30, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll, at which the participants discussed Kroll’s valuation process, the engagement letter for Kroll Securities to provide investment banking services to the Special Committee, and the Party A Proposal. Representatives of Kroll provided an update that Kroll was awaiting financial projections from Company management, and that it expected its valuation process to be finalized by late July.

On July 1, 2026 (Seoul time), representatives of Ropes & Gray, on behalf of the Special Committee, requested from Party A’s financial advisor additional detail regarding how Party A intended to finance the proposed acquisition, noting Party A’s limited cash position of approximately US$41 million. Party A’s financial advisor responded that the cash required to close the proposed transaction would be approximately US$245 million after taking into account the Company’s net cash, and that Party A would obtain fully committed debt financing with no financing contingency.

On July 2, 2026 (U.S. time), Party A’s financial advisor delivered, on behalf of Party A, a “highly confident” letter regarding Party A’s sources of funds and financing capabilities (the “Highly Confident Letter”), which indicated that Party A would raise up to US$250 million of incremental debt and refinance its existing indebtedness, resulting in a total debt raise of approximately US$600 million, subject to satisfactory due diligence, documentation and market conditions.

On July 3, 2026 (Seoul time), the Special Committee held a meeting to consider the retention of an independent financial advisor to provide investment banking services, including potentially conducting a market check or soliciting indications of interest from third parties, if appropriate. The Special Committee noted that it had issued formal requests for proposals to seven financial advisory firms and, following initial discussions, that proposals had been received from three financial advisory firms, including Kroll Securities. Following discussion of each candidate’s experience advising special committees in controlling shareholder and going-private transactions, cross-border and sector experience, independence and proposed engagement terms, the Special Committee determined that Kroll Securities was best suited to serve as its financial advisor to provide investment banking services, citing Kroll Securities’ relevant transaction experience, Kroll’s prior valuation experience with the Company and the efficiencies of its affiliate’s concurrent fairness opinion engagement, and the greater cost-efficiency of its proposal. The Special Committee reviewed Kroll Securities’ statement of independence, dated June 26, 2026, and determined, after consultation with Ropes & Gray, that it viewed Kroll Securities as independent for purposes of the proposed engagement, and unanimously approved the final terms of Kroll Securities’ engagement and selected Kroll Securities to provide investment banking services to the Special Committee.

On July 7, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll provided an update that they were preparing its financial analysis of the Company and that Kroll was reviewing the Company’s projections. The Special Committee, Ropes & Gray and Kroll Securities then discussed the Party A Proposal and the Highly Confident Letter. The Special Committee noted certain concerns regarding Party A’s proposed financing, and the participants discussed legal, financial and commercial matters relating to the Party A Proposal, including restrictions under Korean law on the use of a target company’s assets to finance its acquisition, applicable shareholder voting requirements and the proposed transaction structure. The Special Committee instructed representatives of Kroll Securities to communicate with Party A’s financial advisor to understand how Party A intended to address these considerations.

On July 10, 2026, Kroll Securities, on behalf of and as instructed by the Special Committee, sent a letter to Party A’s financial advisor requesting details regarding Party A’s proposed financing and copies of any financing commitment letters, in order to assess the certainty of the proposed financing and its feasibility under Korean law.

On July 14, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll provided an update that Kroll had received Company management’s projections for fiscal years 2026 through 2030 (the “July Projections”), which Kroll had shared with the members of the Special Committee, and had commenced discussions and question-and-answer sessions with management regarding the July Projections, which continued through July 22, 2026. The Special Committee indicated that it would review the July Projections in detail and share its questions with Kroll. Representatives of Kroll Securities also provided an update that Kroll Securities, at the Special Committee’s direction, had requested additional information from Party A’s financial advisor regarding how Party A intended to address the concerns raised by the Special Committee.

On July 15, 2026 (Seoul time), representatives of Kroll Securities held a call with representatives of Party A’s financial advisor, during which Party A’s financial advisor sought to better understand Kroll Securities’ prior correspondence regarding restrictions under Korean law on the use of the Company’s assets to finance its acquisition. Representatives of Party A’s financial advisor indicated that Party A had not yet determined how it would structure financing to comply with such limitations and would likely retain Korean counsel.

On July 21, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll Securities provided an update on the July 15 call with Party A’s financial advisor, and representatives of Kroll provided an update on Kroll’s work with Company management to respond to the Special Committee’s questions regarding the projections.

On July 27, 2026 (Seoul time), Kroll delivered to the Special Committee its responses to the Special Committee’s questions regarding the July Projections. On July 28, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll, and discussed such responses. Representatives of Ropes & Gray noted that the July Projections reflected declines in the Company’s revenue in 2027 and 2028, whereas market consensus estimates reflected flat to modestly positive revenue growth in those years, and that the Company’s projected declines were steeper than the projected revenue trends of the Company’s peers in the social casino business, some of which were projected to grow. Representatives of

Kroll acknowledged these differences, noted that Kroll had discussed them extensively with management to understand the basis for management’s assumptions, observed that direct comparisons to competitors’ projections were inherently limited, and stated that Kroll’s analysis would be based on the projections provided by management, which would be supported by a management representation letter. Representatives of Kroll Securities also provided an update at the meeting that Party A’s financial advisor had not yet responded to Kroll Securities’ inquiries.

On July 29, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray. Representatives of Ropes & Gray advised the Special Committee to continue to question any assumptions underlying the July Projections that it did not understand or find reasonable, to direct Kroll to perform further analysis as needed, and to engage directly with Company management regarding the key assumptions underlying the July Projections. Kroll also held multiple calls with management regarding such assumptions.

On July 30, 2026, the Special Committee sent Company management follow-up questions regarding the July Projections, addressing, among other things, service fee assumptions, the relationship between projected marketing investment and the projected decline in revenue in 2028, the documentation supporting the July Projections, the divergence between the July Projections and both market consensus estimates and the projections of the Company’s peers, intercompany transactions with DoubleU Games, alternative scenario planning, the assumed stabilization of the business after 2030, the historical accuracy of management’s forecasts and management’s responsibility for the July Projections. On the same day, the Special Committee sent Kroll follow-up questions regarding a sensitivity analysis and certain inputs in Kroll’s discounted cash flow model, including the terminal growth rate, and an analysis of the comparability of the Company’s intercompany transactions.

On August 1, 2026 (U.S. time), Party A’s financial advisor informed Kroll Securities by email that it was working on a deliverable to provide clarity on the financing structure for the Party A Proposal, which it expected to deliver within one to two weeks.

On August 4, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll Securities provided an update on the email from Party A’s financial advisor and representatives of Kroll noted that Kroll was constructing its valuation model. On the same day, Company management responded to the Special Committee’s questions following further discussion with Kroll.

On August 5, 2026 (Seoul time), the Special Committee asked Kroll to reconcile the July Projections with third-party industry data indicating that the Company’s revenue had recently grown and that the social casino industry was projected to decline at a slower rate than reflected in the July Projections, and requested the expected timing for delivery of an illustrative sensitivity analysis and Kroll’s finalized discounted cash flow model. On August 6, 2026 (Seoul time), the Special Committee requested further support from Company management for certain assumptions underlying the July Projections, including assumptions regarding direct-to-consumer penetration among the Company’s VIP players, the migration of players from a third-party platform, server costs, platform fees, marketing investment and the terminal growth rate. On the same day, Company management provided the Special Committee with a comparison of the Company’s budgeted and actual results for fiscal years 2023 through 2025, which reflected consolidated revenue below budget by 4.4%, 5.5% and 5.2%, respectively, and operating income below budget by 13.2%, 13.3% and 13.6%, respectively. On August 7, 2026, Company management responded to the Special Committee’s additional questions, explaining, among other things, the basis for its assumption that 50% of players would be retained following migration from such third-party platform and the limited effect of a reduction in certain platform fees, providing a counterfactual analysis of marketing investment and stating that the 0.0% terminal growth rate reflected the stabilization of the business following the run-off of legacy player cohorts rather than the cessation of player churn.

On August 11, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll provided an update that they had further discussions with management and that Kroll expected to share, at the request of the Special Committee to assist with its price discussions with DoubleU Games and Party A, a preliminary indicative valuation on a non-reliance basis following an internal review scheduled for August 14, 2026, and representatives of Kroll Securities provided an update that Kroll Securities had not received any further communication from Party A’s financial advisor.

On August 17, 2026, Four Tree Island Advisory issued a press release containing a letter addressed to the Special Committee. In the letter, Four Tree Island Advisory reiterated its view, first expressed in a press release issued on May 4, 2026, that the US$11.25 per ADS price proposed in the Proposal materially undervalued the Company, and stated its belief that the Company was worth at least US$26.40 per ADS in a transaction. Four Tree Island Advisory asserted that the Company had reported strong operating and financial performance in the two quarters since the Proposal, citing, among other things, growth in trailing-twelve-month revenue and adjusted EBITDA, an increase in cash per ADS from US$9.89 at year-end 2025 to approximately US$11.18, and the growth of the Company’s direct-to-consumer business, and compared the Company favorably to Playtika Holding Corp., which it viewed as the Company’s most relevant publicly traded comparable. Four Tree Island Advisory urged the Special Committee to demand fair value for minority holders and stated that any revised proposal must reflect the Company’s improved earnings power, cash generation and strategic value.

On August 18, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, to discuss the analytical framework Kroll would likely use to complete its fairness analysis. Representatives of Kroll orally provided, as requested by the Special Committee on August 11, 2026, a preliminary indicative valuation on a non-reliance basis of US$25.00 per ADS (based on its discounted cash flow analysis and applying market consensus estimates) and US$15.00 per ADS (based on its discounted cash flow analysis and applying the same discount rate to the July Projections). Representatives of Kroll provided an update on key issues that they had identified in order to prepare the valuation analysis, including with respect to the market consensus estimates, market comparables and the need to refine the July Projections and the underlying assumptions. Representatives of Kroll also orally indicated that applying trading multiples of comparable companies yielded a preliminary indicative valuation of US$20.00 per ADS. The Special Committee noted that it had held a separate discussion with Company management regarding the assumptions underlying the July Projections and had not accepted certain of those assumptions, including assumptions relating to the migration of the Company’s user base and the degree and rate of an anticipated 60% decline in the net revenue of DoubleDown Interactive LLC, the Company’s primary revenue-generating subsidiary, which the Special Committee viewed as conservative.

On August 24, 2026 (Seoul time), Company management delivered to Kroll a revised set of projections for fiscal years 2026 through 2030 (the “Management Projections”), which, according to Company management, constituted the Company’s official business plan, as formally reported to the Board, and which were shared with the Special Committee.

On August 25, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, at which representatives of Kroll provided an update that Kroll had received the Management Projections and was preparing a comparison of the July Projections and the Management Projections, following additional discussions with management. The Special Committee asked Company management whether management intended to provide any additional projections, and Company management confirmed that the Management Projections constituted its final projections.

On August 26, 2026 (Seoul time), the Special Committee requested that Kroll provide a summary of historical premiums paid in going-private transactions involving relevant social casino, gaming and digital entertainment companies, together with certain discounted cash flow valuation metrics for the Company, analyst consensus estimates and trading multiples of selected comparable public companies.

On August 28, 2026 (Seoul time), the Special Committee approved the use of the Management Projections by Kroll in performing its financial analyses, including its discounted cash flow analysis.

On September 1, 2026 (Seoul time), Kroll presented to the Special Committee (i) premiums paid in representative going-private transactions involving U.S.-listed social casino, gaming and related digital entertainment companies from 2021 to the present, (ii) trading and valuation multiples for selected public companies as of August 30, 2026, and (iii) a comparison of the July Projections and the Management Projections for 2026 through 2030. Also on September 1, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll. Representatives of Kroll noted that, following the Special Committee’s approval received on August 28, 2026, Kroll had engaged in discussions with the Company on the Management Projections and would conduct its financial analysis using the Management Projections as its base case, subject to review by Kroll’s internal review committee.

On September 8, 2026, Stonehill Capital Management LLC, which stated that it beneficially owned 1,000,477 ADSs, sent a letter to the Special Committee, following an earlier letter dated May 20, 2026, stating its view that the price proposed in the Proposal substantially undervalued the Company and that the Company’s net cash position had grown to approximately US$10.50 per ADS, and urging the Special Committee to engage with the Company’s largest holders and to secure full and fair value in any transaction with DoubleU Games.

On September 9, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll provided an update that Company management had confirmed that Kroll may rely on the Management Projections for purposes of its analysis, and orally advised the Special Committee that, following review by Kroll’s internal review committee, Kroll’s preliminary indicative valuation range on a non-reliance basis, based on the Management Projections, was approximately US$15.00 to US$20.00 per ADS. In response to questions from the Special Committee and Ropes & Gray, representatives of Kroll noted that, although parties often look to the midpoint of a valuation range, a price below the midpoint may be within a range considered fair, that the range was intended to serve as a reference point rather than a fixed parameter, and representatives of Kroll Securities noted that Kroll Securities would nonetheless seek a final price at or above the midpoint. Representatives of Kroll Securities recommended that Kroll Securities contact DoubleU Games on behalf of the Special Committee to request an increase in the proposed price, without proposing a specific price at that stage so as not to establish a ceiling. The Special Committee directed Kroll Securities to prepare a draft communication for review by the Special Committee and Ropes & Gray. The participants also discussed the governing law and approval and voting mechanics applicable to the proposed transaction, which would be confirmed with Korean counsel.

On September 10, 2026, following review of a draft by the Special Committee and Ropes & Gray, Kroll Securities, at the direction of the Special Committee, sent a letter to DoubleU Games requesting that DoubleU Games increase the price proposed in the Proposal, citing, among other things, the Company’s cash and short-term investments of approximately US$553.76 million as of June 30, 2026 (or approximately US$11.20 per ADS), a median research analyst price target of US$18.00 per ADS and the Special Committee’s receipt of an unsolicited proposal from a third party at a significantly higher price per ADS. Late in the week of September 7, 2026, representatives of Kroll Securities spoke with representatives of DoubleU Games to clarify certain points raised in Kroll Securities’ correspondence.

On September 13, 2026 (Seoul time), in response to the Special Committee’s September 10 letter, DoubleU Games informed Kroll Securities by email that DoubleU Games was prepared to increase its proposed price to US$14.50 per ADS in cash, which DoubleU Games described as a revised but not final proposal. DoubleU Games stated that US$14.50 per ADS represented premiums of 58%, 64% and 72% to the closing prices of the ADSs one day, one week and four weeks, respectively, prior to the Proposal, compared such premiums to those reflected in a third-party study of going-private transactions, and requested a response by September 15, 2026.

On September 15, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, to discuss DoubleU Games’ revised proposal of US$14.50 per ADS. Representatives of Kroll Securities stated that, in their view, the revised proposal remained insufficient and that, while certain points raised by DoubleU Games regarding the trading metrics of the ADSs may be accurate, such metrics may not necessarily reflect the intrinsic value of the Company, and, noting that DoubleU Games had indicated that its revised proposal was not final, recommended that the Special Committee seek DoubleU Games’ best offer. Following discussion, the Special Committee determined to make a counterproposal of US$20.00 per ADS, and directed Kroll Securities to communicate the counterproposal to DoubleU Games.

Following the September 15 meeting, Kroll Securities, at the direction of the Special Committee, communicated the Special Committee’s counterproposal of US$20.00 per ADS to DoubleU Games.

On September 16, 2026 (Seoul time), following a call with Kroll Securities on September 15, 2026, at which Kroll Securities conveyed the Special Committee’s position that the trading price of the ADSs did not reflect the intrinsic value of the Company, DoubleU Games informed Kroll Securities that DoubleU Games was prepared to seek the approval of its board of directors for a revised proposal of US$16.25 per ADS in cash, stating that such price was the maximum that DoubleU Games could support and was not the opening of a further round of negotiations. DoubleU Games explained that, as a company listed on the KOSPI market of the Korea Exchange, DoubleU Games was required to obtain an opinion of an independent external valuation firm as to the appropriateness of the acquisition price, and that such firm could support a price only within 30% of a reference price prescribed under Korean law, stated that US$16.25 per ADS represented premiums of approximately 77%, 84% and 92% to the closing prices of the ADSs one day, one week and four weeks, respectively, prior to the Proposal, and requested an initial reaction by September 22, 2026.

Also on September 16, 2026, Kroll Securities, on behalf of the Special Committee, followed up with Party A’s financial advisor regarding the Party A Proposal, and Party A’s financial advisor responded that it would provide materials for the Special Committee’s review shortly.

On September 17, 2026 (Seoul time), DoubleU Games provided further detail regarding the regulatory framework under Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, the application of which would indicate a reference price of approximately US$12.50 per ADS and a resulting permitted range of approximately US$8.75 to US$16.25 per ADS.

On September 18, 2026 (U.S. time), Party A’s financial advisor delivered to Kroll Securities, on behalf of Party A, an updated proposal at a price of US$15.00 per ADS, together with a highly confident letter from a financial institution (the “Party A Financing Source” and such letter, the “Financing Source Highly Confident Letter”) addressed to Party A, which outlined the Party A Financing Source’s ability to provide the financing required for Party A to complete an acquisition of the Company, subject to due diligence. Party A’s financial advisor stated that Party A wished to commence due diligence and was willing to enter into a non-disclosure agreement.

On September 22, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. The Special Committee discussed the updated proposal received from Party A’s financial advisor and noted that Party A’s proposed price remained lower than the price offered by DoubleU Games, requested that Kroll Securities confirm with Party A’s financial advisor whether Party A intended to finance the acquisition of the Company using the Company’s assets as collateral, and determined to confirm with Korean counsel whether the price offered by DoubleU Games could be disclosed to Party A’s financial advisor. The Special Committee noted that DoubleU Games’ offer of US$16.25 per ADS fell within, though below the midpoint of, Kroll’s preliminary indicative valuation range on a non-reliance basis, based on the Management Projections, of approximately US$15.00 to US$20.00 per ADS, that DoubleU Games’ offer provided that the transaction would be conditioned on the affirmative approval of at least 95% of the Company’s outstanding Common Shares, including the approval of a majority of the votes cast by holders other than DoubleU Games, and that the trading price of the ADSs had not performed well over the twelve months preceding the Proposal, and expressed its view that the trading price could fall below US$10.00 per ADS if the offer were rejected. Representatives of Ropes & Gray discussed with the Special Committee the legal considerations applicable to a decision to recommend, or not to recommend, a transaction. The Special Committee determined to seek a higher price from DoubleU Games, depending on the response received from Party A’s financial advisor, and to confirm whether the Party A Proposal was credible, while indicating that, if a higher price could not be obtained, it would be prepared to work toward definitive documentation at a price of US$16.25 per ADS. The Special Committee also discussed requesting supporting documentation from DoubleU Games regarding the Korean regulatory framework cited in its September 16 and September 17 emails.

Also on September 22, 2026 (Seoul time), representatives of Ropes & Gray, on behalf of the Special Committee, requested that DoubleU Games confirm the basis for applying the regulatory framework under Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea to the proposed transaction, and provide any written guidance or other record of the position of the relevant Korean regulatory authority.

Later on September 22, 2026 (Seoul time), DoubleU Games stated that it was required to file a material fact report in connection with the proposed transaction, to which a publicly disclosed opinion of an independent external valuation firm as to the appropriateness of the acquisition price must be attached, and that DoubleU Games could not proceed with the transaction without such opinion. DoubleU Games also stated that its approach reflected the final position of DoubleU Games’ board of directors, which could approve the transaction only at a price that the valuation firm could assess as appropriate, and that, accordingly, US$16.25 per ADS is the maximum price that DoubleU Games could support.

On September 25, 2026, representatives of Kroll Securities held a call with representatives of Party A’s financial advisor, during which Kroll Securities communicated that Party A’s proposal of US$15.00 per ADS did not constitute a superior offer, as the Special Committee had received a proposal of US$16.25 per ADS (without disclosing the identity of the party that had made such proposal), and that Party A’s proposed structure did not address legal requirements for acquisition financing, and asked whether Party A was willing to increase its proposed price. Party A’s financial advisor indicated that Party A’s financing source was aware that the Company is a Korean company subject to Korean law, but did not clarify whether Party A or its financing source had consulted Korean counsel, and stated that Party A would require access to non-public information in order to increase its proposed price.

On September 27, 2026, DoubleU Games informed the Special Committee that US$16.25 per ADS represented an increase of more than 44% over the price proposed in the Proposal and was at the upper limit of the range that DoubleU Games’ external valuation firm could support. DoubleU Games stated that it expected to effect the proposed transaction by way of a tender offer premised on DoubleU Games acquiring 95% of the Common Shares (which would require approximately 85% of the Common Shares held by holders other than DoubleU Games to be tendered), and that the definitive documentation, SEC filings, offer period and Korean filings would require at least two months, and requested that the parties reach agreement in principle on price by the end of September 2026. Because no votes would be cast in a tender offer, the condition that the transaction be approved by a majority of the votes cast by holders other than DoubleU Games would instead be measured by reference to the Common Shares, including Common Shares represented by ADSs, validly tendered and not withdrawn in the tender offer, with each such tender treated as an affirmative approval.

On September 30, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll Securities provided an update on the call with Party A’s financial advisor. Representatives of Kroll noted that Kroll would need to update its analysis, including to reflect recent trading prices, but that, based on its work to date and subject to the completion of its analysis and internal review, Kroll did not anticipate that a price of US$16.25 per ADS would present an impediment to the delivery of a favorable opinion. Representatives of Ropes & Gray noted that the length of time taken to receive feedback from Party A’s financial advisor, the continued lack of clarity regarding the Korean restrictions on acquisition financing (notwithstanding that the issue had been raised months earlier), and the fact that any price proposed by Party A would remain subject to due diligence, all weighed against the Party A Proposal as compared to DoubleU Games’ comparatively firm offer, and the fact that DoubleU Games, as the holder of approximately 67.05% of the outstanding Common Shares, has stated in its Proposal that it is a buyer, not a seller. Representatives of Kroll Securities also noted a recent decline in the trading price of Party A’s stock. The Special Committee determined to await the outcome of a further call between Kroll Securities and Party A’s financial advisor. The participants also discussed next steps regarding transaction documentation and the transaction structure, in the event the Special Committee were to recommend pursuing the transaction with DoubleU Games following review of proposed final terms.

On October 1, 2026 (Seoul time), representatives of Kroll Securities held a call with representatives of Party A’s financial advisor, and thereafter informed the Special Committee that Party A’s financial advisor had met with Party A’s management to discuss the Special Committee’s request for price improvement, and that Party A was prepared to increase its proposed price to US$17.00 per ADS, provided that it was granted access to the Company’s non-public information under a negotiated non-disclosure agreement, on the basis that the information available in the Company’s public disclosure was insufficient to fully evaluate potential synergies and cost savings. With respect to the Korean law considerations regarding the proposed acquisition financing, Party A’s financial advisor indicated that the concern had been raised with the Party A Financing Source and that the Financing Source Highly Confident Letter reflected the Party A Financing Source’s intent to provide a fully funded financing package, but did not clarify whether Korean counsel had been consulted or what collateral would be required for the financing.

On October 2, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, to discuss Party A’s indication that it was prepared to increase its proposed price to US$17.00 per ADS. The Special Committee expressed concerns regarding the credibility of the updated Party A Proposal and asked whether Kroll Securities could determine whether DoubleU Games would be willing to match a price of US$17.00 per ADS. Later that day, representatives of Kroll Securities held a call with a representative of DoubleU Games, during which Kroll Securities requested that DoubleU Games increase its offer price to US$17.00 per ADS.

On October 6, 2026 (Seoul time), DoubleU Games informed Kroll Securities and the Special Committee by email that DoubleU Games had considered the Special Committee’s request, including at the level of its board of directors, and could not accommodate the increased price per ADS, and that DoubleU Games’ best and final offer remained US$16.25 per ADS in cash, with no further due diligence required and with financing committed.

Also on October 6, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Kroll Securities provided an update that DoubleU Games had described its offer of US$16.25 per ADS as its best and final offer. The Special Committee discussed the reasons for proceeding with DoubleU Games, including that DoubleU Games’ offer fell within the range of fair value indicated by Kroll’s preliminary indicative valuation analysis provided on a non-reliance basis (based on the Management Projections) of approximately US$15 to US$20 per ADS; that the transaction would deliver greater value to holders than the Company’s continued independence, taking into account the execution risk associated with the Company’s standalone strategy; that, although Party A had indicated that it was prepared to increase its proposed price to US$17.00 per ADS subject to access to the Company’s non-public information, Party A had not provided a satisfactory explanation as to how it would finance a transaction in light of Korean law restrictions and that the Special Committee was not confident that any such proposal would be credible; and that DoubleU Games had made clear that it was a buyer, not a seller, of ADSs of the Company and would not support any alternative transaction. The Special Committee determined that it was in the best interests of the Company’s unaffiliated shareholders to proceed with the transaction with DoubleU Games, whose offer provided a high degree of transaction certainty, rather than risk the loss of that offer by further prolonging the process to pursue a competing proposal that the Special Committee did not consider credible, and instructed Kroll Securities to inform DoubleU Games that the Special Committee was prepared to work toward definitive documentation at a price of US$16.25 per ADS. The Special Committee noted that any final recommendation would be made only after the final terms were negotiated and DoubleU Games confirmed that its due diligence was complete and that it was ready to sign definitive agreements, and directed Ropes & Gray to contact DoubleU Games’ counsel regarding next steps.

On October 9, 2026 (Seoul time), representatives of Ropes & Gray spoke with representatives of Kim & Chang, Korean legal counsel to DoubleU Games, regarding the structure of the proposed transaction. Representatives of Kim & Chang indicated that DoubleU Games contemplated a two-step structure consisting of a U.S. tender offer followed by a comprehensive share exchange or statutory squeeze-out under Korean law, and that DoubleU Games and the Company would enter into the Transaction Agreement by late October or early November 2026, with the tender offer to be commenced promptly thereafter.

On October 13, 2026 (Seoul time), representatives of Ropes & Gray held a call with representatives of Paul Hastings LLP (“Paul Hastings”), U.S. legal counsel to DoubleU Games, regarding the Transaction Agreement and DoubleU Games’ anticipated timeline for completion of the proposed transaction. Representatives of Paul Hastings also inquired about the figures used in Kroll’s valuation analysis, and representatives of Ropes & Gray responded that such figures had been provided to Kroll by Company management.

On October 14, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Ropes & Gray updated the Special Committee with respect to the October 13 call with Paul Hastings. Representatives of Kroll Securities provided an update that Kroll Securities had received an email from Party A’s financial advisor asking whether the Special Committee would be willing to enter into a non-disclosure agreement to provide due diligence to Party A, and the participants discussed potential approaches to responding.

Following the October 14 meeting, because Party A’s financial advisor had not submitted a credible proposal and there was no indication that further discussions would lead to a credible proposal, the Special Committee determined not to engage further with Party A’s financial advisor or Party A.

On October 16, 2026 (U.S. time), Ropes & Gray received an initial draft of the Transaction Agreement from Paul Hastings, which contemplated that the Offer would be conditioned on, among other things, a minimum tender condition (initially 95%), which DoubleU Games could reduce or waive in its sole discretion to a percentage not lower than 90% after consulting in good faith with the Special Committee.

On October 21, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities, and discussed the draft Transaction Agreement and next steps. Representatives of Ropes & Gray reported that the draft Transaction Agreement was generally acceptable, subject to certain modifications. In response to questions from the Special Committee regarding the necessity of entering into the Transaction Agreement, representatives of Ropes & Gray described the benefits of doing so, including, among other things, that the Transaction Agreement would provide contractual protections for the Company’s shareholders, including by requiring the completion of the Post-Offer Transaction following the consummation of the Offer. Representatives of Ropes & Gray further reported that Lawfirm Goodplan (“Goodplan”), the Special Committee’s independent Korean legal counsel, concurred with Ropes & Gray’s assessment. Representatives of Ropes & Gray summarized the material provisions of the draft Transaction Agreement, including the tender offer conditions, termination, the Company’s representations and warranties, interim operating covenants, expenses, provisions relating to the parties’ respective public filings, the available routes for the Post-Offer Transaction, equal treatment of shareholders, efforts covenants and director and officer indemnification. Representatives of Ropes & Gray noted that Ropes & Gray would propose certain enhancements to the draft Transaction Agreement, and the Special Committee directed Ropes & Gray to proceed with preparing a revised draft.

From October 23, 2026 through November 7, 2026, Ropes & Gray, acting at the direction of the Special Committee and with the assistance of Greenberg Traurig and, with respect to matters of Korean law, Goodplan and Bae, Kim & Lee LLC, negotiated the terms of the Transaction Agreement with Paul Hastings and Kim & Chang, and the parties exchanged multiple drafts. Throughout this period, Ropes & Gray reported regularly to the Special Committee on the open issues and acted at its direction. The principal matters negotiated included (i) the circumstances in which DoubleU Games would be required to extend the Offer; (ii) the conditions on any reduction of the Minimum Tender Condition; (iii) the governing law and forum for disputes; (iv) the Company’s remedies, including specific performance and DoubleU Games’ liability for fraud or willful breach; (v) the End Date and termination rights; (vi) DoubleU Games’ covenants relating to its debt financing, including the terms of the Facility Agreement; (vii) the scope of the Company’s representations and warranties and interim operating covenants; (viii) the procedures governing any change of the Company Recommendation, including the applicable notice and matching period; and (ix) the reimbursement by DoubleU Games of the Company’s transaction expenses. With respect to the reimbursement of the Company’s transaction expenses, on November 2, 2026, the Company’s Chief Executive Officer, on behalf of and at the request of the Special Committee, contacted DoubleU Games to discuss the Company’s position regarding the reimbursement by DoubleU Games of the Company’s transaction expenses, following which the parties agreed that DoubleU Games would reimburse 50% of such expenses. As a result of these negotiations, the Special Committee obtained, among other things, (i) a requirement that DoubleU Games may reduce (but not waive) the Minimum Tender Condition, only to a percentage not lower than 90% and only with the prior written consent of the Company, which consent may not be unreasonably withheld, conditioned or delayed, and that the condition that the Transaction Agreement not have been terminated may not be waived by any party; (ii) an expanded right of the Company to specific performance, including to cause DoubleU Games to commence the Offer, accept for payment and pay for tendered ADSs, draw down its debt financing and consummate the Post-Offer Transaction; (iii) covenants of DoubleU Games relating to its debt financing and DoubleU Games’ agreement to indemnify the Company for losses incurred in connection with that financing; and (iv) DoubleU Games’ agreement to reimburse 50% of the Company’s transaction expenses, whether or not the Transactions are consummated. DoubleU Games declined certain other protections sought on behalf of the Special Committee, including (1) a requirement that DoubleU Games extend the Offer at the Company’s request, (2) providing for Delaware governing law and forum, and (3) a shorter notice and matching period for a change of the Company Recommendation.

On October 27, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities. Representatives of Ropes & Gray provided an update on the status of the Transaction Agreement, discussed certain key outstanding items with the Special Committee and noted that Ropes & Gray would send a revised draft of the Transaction Agreement to Paul Hastings later that day. The participants also discussed the anticipated timing of signing and the related workstreams, including the steps necessary for the Board to approve the transaction and the documents to be filed on the signing date.

On November 3, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray and representatives of Kroll and Kroll Securities to discuss certain procedural matters relating to the delivery of Kroll’s fairness opinion and the potential recommendation of the Transactions.

On November 9, 2026 (Seoul time), the Special Committee held a meeting, attended by representatives of Ropes & Gray, Kroll and Kroll Securities. Representatives of Kroll reviewed Kroll’s financial analyses with the Special Committee with respect to the Final Offer Price, including the various assumptions, qualifications, limitations and other matters in connection with such analyses. Representatives of Kroll then rendered to the Special Committee Kroll’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated November 6, 2026, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Final Offer Price to be received by the Unaffiliated Holders in the offer is fair, from a financial point of view, to the Unaffiliated Holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs). For a detailed discussion of Kroll’s opinion, see “—Opinion of the Special Committee’s Financial Advisor.” The written opinion of Kroll is attached to this Statement as Annex A and is incorporated herein by reference.

Representatives of Ropes & Gray then provided an overview of the Transactions, including the Offer and the Post-Offer Transaction, and the key terms of the Transaction Agreement. After further discussion, including a discussion regarding the various reasons summarized in the section entitled “—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board,” the Special Committee unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, the Company and its shareholders, including the Unaffiliated Holders, and that the Transactions are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) resolved to recommend that the Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to, and in the best interests of, the Company and its shareholders, including the Unaffiliated Holders, and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) resolved to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) resolved to recommend that the Board recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

On November 9, 2026 (Seoul time) and following the meeting of the Special Committee, the Board held a meeting, attended by representatives of Ropes & Gray, Kroll and Kroll Securities, Greenberg Traurig and Bae, Kim and Lee LLC. Representatives of Kroll provided an overview of Kroll’s financial analyses with respect to the Final Offer Price and the Transactions, including with respect to the discounted cash flow analysis, trading multiples and precedent transactions used by Kroll. Representatives of Ropes & Gray then provided an overview of the Transactions and the key terms of the Transaction Agreement. Representatives of Greenberg Traurig then provided an overview of certain legal matters relating to the Transactions. Representatives of Bae, Kim and Lee LLC then provided an overview of the fiduciary duties of the Board and certain matters relating to a comprehensive share swap under Korean Law. After further discussion and acting on the recommendation of the Special Committee, the Board unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act); (ii) approved the Transaction Agreement and the Transactions, including the Offer; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board.

Each of the Special Committee and the Board believes that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its Unaffiliated Holders.

Special Committee

At a meeting held on November 9, 2026, the Special Committee unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders, and that the Transactions are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) recommended that the Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s

“unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act) and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) recommended that the Board resolve to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer.

In evaluating the Transaction Agreement and the Offer, the Special Committee consulted at various times with its independent financial advisors, Kroll and Kroll Securities, its independent U.S. legal counsel, Ropes & Gray, its independent Korean legal counsel, Goodplan, and, where appropriate, with members of the Company’s management, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Special Committee believes support its unanimous determination and recommendation that the Board approve and authorize the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction:

•

The Final Offer Price Compares Favorably to Kroll’s Discounted Cash Flow Analysis. The Special Committee considered the potential value of the Company through continued execution of its plan as a standalone entity, including that the Final Offer Price of US$16.25 per ADS exceeds the high end of the range of implied values per ADS indicated by Kroll’s discounted cash flow analysis based on the Management Projections of US$14.18 to US$14.38 per ADS (assuming no withholding tax impact).

•

Selected Public Companies and M&A Transactions Analyses. The Special Committee considered that Kroll also reviewed selected public companies and selected M&A transactions, but, given differences in business and industry comparability and the lack of recent relevant transactions, did not select valuation multiples for the Company based on those analyses. Instead, Kroll reviewed the implied value range for the Company based on the ranges of observed valuation multiples of the selected public companies, and the Final Offer Price of US$16.25 per ADS is within such range.

•

DoubleU Games Not a Seller; DoubleU Games as a Controlling Shareholder Could Prevent an Alternative Transaction. The Special Committee considered the fact that DoubleU Games owns approximately 67.05% of the outstanding Common Shares and has stated in its Proposal that it is a buyer, not a seller, that it does not intend to sell its stake in the Company and that it would not support any alternative transaction, such that any process to pursue a competing transaction would be unlikely to gain traction or result in a transaction for the Unaffiliated Holders.

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The Final Offer Price Relative to the Historical Trading Price of the ADSs. The Special Committee considered that the trading price of the ADSs had not performed well over the twelve months preceding the Proposal, and the view that the trading price of the ADSs could decline if the Offer were not pursued.

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Certain Management Projections. The Special Committee considered the Management Projections prepared by Company management, which the Special Committee approved on August 28, 2026 as the Company’s final business plan following an extensive review process, during which the Special Committee questioned, and did not accept, certain assumptions underlying the July Projections that it considered conservative, posed multiple rounds of follow-up questions to Company management and Kroll, and reviewed management’s historical forecasting accuracy, including that the Company’s consolidated revenue and operating income had fallen short of budget in each of fiscal years 2023 through 2025. For further discussion, see “—Certain Unaudited Prospective Financial Information of the Company.”

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Premium. The Special Committee considered the fact that the Final Offer Price of US$16.25 per ADS represents a premium of approximately 76.8% over the unaffected closing price of the ADSs on April 27, 2026, the last trading day prior to the public announcement of the Proposal, and a premium of approximately 19.7% over the closing price of the ADSs on November 6, 2026, the last trading day prior to the announcement of the Transaction Agreement. The Special Committee also considered that, according to DoubleU Games, the Final Offer Price represents premiums of approximately 77%, 84% and 92% to the closing prices of the ADSs one day, one week and four weeks, respectively, prior to the

Proposal, each of which compares favorably to the mean premiums of 59.7% and 57.4%, and median premiums of 47.5% and 46.2%, based on the closing price one day prior to announcement and the 30-day volume-weighted average price, respectively, paid in going-private transactions involving U.S.-listed social casino, gaming and related digital entertainment companies since 2021, as summarized by Kroll.

•

Negotiations with DoubleU Games; Best and Final Offer. The Special Committee considered that, as a result of negotiations conducted by the Special Committee, including the Special Committee’s rejection of DoubleU Games’ revised proposal of US$14.50 per ADS, its counterproposal of US$20.00 per ADS and its subsequent request that DoubleU Games increase its price to US$17.00 per ADS, DoubleU Games increased its proposed price from US$11.25 per ADS in the Proposal to US$16.25 per ADS, an increase of approximately 44.4%, and that DoubleU Games stated, after considering the Special Committee’s request at the level of its board of directors, that US$16.25 per ADS was its best and final offer and the maximum price that its external valuation firm could support under applicable Korean regulations. Based on these negotiations, the Special Committee believed that the Final Offer Price was the highest price that DoubleU Games was willing to pay and the best outcome reasonably obtainable for the Unaffiliated Holders, taking into account the risk that further negotiations, including insisting on a price above the maximum price that DoubleU Games stated it could support under applicable Korean regulations, might have caused DoubleU Games to abandon the proposed transaction, in which case the Unaffiliated Holders would lose the opportunity to receive the premium represented by the Final Offer Price and could continue to hold ADSs whose trading price could decline. The Special Committee also considered the protections for the Unaffiliated Holders that it obtained in the negotiation of the Transaction Agreement, as described under “—Background of the Offer,” including provisions that increased the speed and likelihood of completing the Offer and consummating the Transactions.

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Lack of a Credible Alternative Proposal. The Special Committee considered that it had received no alternative proposals other than the Party A Proposal, despite the Proposal being publicly disclosed for approximately half of a year. The Special Committee further considered the Party A Proposal, Party A’s updated proposal of US$15.00 per ADS, which was lower than the Final Offer Price, and Party A’s subsequent indication that it was prepared to increase its proposed price to US$17.00 per ADS, conditioned upon the grant of access to the Company’s non-public information under a negotiated non-disclosure agreement, and concluded that it was not confident that any proposal from Party A would be credible or capable of being consummated, including because:

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DoubleU Games had stated that it was a buyer, not a seller, and would not support any alternative transaction (see the reason entitled “DoubleU Games Not a Seller; DoubleU Games as a Controlling Shareholder Could Prevent an Alternative Transaction” above);

•

despite having had ample time to do so, Party A had not clearly explained how it would finance a transaction in light of Korean law restrictions on an acquiror’s use of a target company’s assets for acquisition financing;

•	the Special Committee considered it unlikely that Party A, given its financial position, would be able to raise the requisite debt financing without relying on the Company’s cash reserves; and

•	any price proposed by Party A would remain subject to due diligence.

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Cash Consideration; Certainty of Value. The Special Committee considered the fact that the consideration to be paid in the Offer is all cash, which provides certainty of value and immediate liquidity to the Unaffiliated Holders.

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Opinion of Kroll and Related Analysis. The Special Committee considered the financial analyses presented to it by Kroll and the opinion of Kroll, rendered orally on November 9, 2026 and subsequently confirmed in writing, that, as of November 6, 2026, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Final Offer Price to be received by the

Unaffiliated Holders in the Offer is fair, from a financial point of view, to such holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs) (see “—Opinion of the Special Committee’s Financial Advisor”).

•

Procedural Safeguards. The Special Committee considered the procedural safeguards in place to ensure the fairness of the Transactions, including the Offer and the Post-Offer Transaction, and to permit the Special Committee to represent the interests of the Unaffiliated Holders, including the following:

•	that the Special Committee consists solely of independent and disinterested directors, who were determined by the Board to be independent with respect to DoubleU Games and a potential transaction;

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that the Board granted the Special Committee the full authority of the Board with respect to a proposed transaction and any alternative transaction, including the authority to reject the proposed transaction, and that the Special Committee was aware that it had no obligation to recommend any transaction;

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that the Special Committee retained its own independent U.S. and Korean legal counsel and selected its financial advisors through competitive request-for-proposal processes, conditioning their engagement on its review of statements of independence;

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that any compensation provided to the members of the Special Committee in respect of their services was not contingent on the Special Committee approving the Transaction Agreement or taking the other actions described in this Statement;

•	that the Special Committee held 28 meetings to discuss and evaluate a potential transaction and each member of the Special Committee was actively engaged in the process;

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the non-waivable Majority-of-the-Minority Condition, which requires that more than 50% of the ADSs held by Unaffiliated Holders be validly tendered and not validly withdrawn prior to the expiration of the Offer; and

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that, although a majority of the directors of the Company who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of the Unaffiliated Holders for purposes of negotiating the terms of the Transactions and/or preparing a report concerning the fairness of the Transactions, the Special Committee, consisting solely of independent and disinterested directors, retained its own independent legal counsel and financial advisors and negotiated the terms of the Transactions on behalf of the Unaffiliated Holders.

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Likelihood of Consummation. The Special Committee believed that there was a high likelihood that the Offer would be completed and the Transactions would be consummated based on, among other things (not in any relative order of importance):

•

the fact that DoubleU Games stated in its communication to the Special Committee that there is no execution risk on DoubleU Games’ side, it does not require further diligence, and that financing is in place;

•

the fact that, subject to its limited rights to terminate the Transaction Agreement, DoubleU Games may, after good faith consultation with the Special Committee and the Board, extend the Offer beyond the initial expiration date of the Offer for one or more additional periods, and is required to extend the Offer for such additional periods as may be required by applicable law, the rules and regulations of the SEC or Nasdaq or to resolve any comments of the SEC staff, in each case not beyond the End Date;

•	the fact that the Offer is not subject to any financing condition to the completion of the Offer and consummation of the Transactions;

•	the fact that, because DoubleU Games owns a greater than 50% stake in the Company, the transaction is not subject to antitrust regulatory approval in any jurisdiction;

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the business reputation, capabilities and financial condition of DoubleU Games, and the Special Committee’s perception that DoubleU Games is willing to devote the resources necessary to complete the Offer and the Transactions in an expeditious manner; and

•	the ability of the Company to specifically enforce DoubleU Games’ obligations under the Transaction Agreement;

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Unaffiliated Holders. The Special Committee considered that given the Majority-of-the-Minority Condition, the Unaffiliated Holders have a say in whether the transaction is consummated, namely, that if more than 50% of the ADSs held by Unaffiliated Holders are not validly tendered and not validly withdrawn, the Offer will not close.

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Other Terms of the Transaction Agreement. The Special Committee considered other terms of the Transaction Agreement, as more fully described in the Offer to Purchase in the section entitled “The Tender Offer—Section 1. Terms of the Offer”. Certain provisions of the Transaction Agreement that the Special Committee considered important included:

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Change of Recommendation. The Board, upon the recommendation of the Special Committee, may change the Company Recommendation only if the Special Committee and the Board each determines in good faith, after consultation with its outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, provided that the Board has delivered to DoubleU Games written notice at least five business days in advance specifying in reasonable detail the reasons for the intended change, and DoubleU Games has not, within such five-business-day period, made an offer to amend the terms of the Transaction Agreement that the Board, upon the recommendation of the Special Committee, determines in good faith, after consultation with outside legal counsel, obviates the need for such change. In the event of a change of the Company Recommendation, DoubleU Games may terminate the Transaction Agreement (as more fully described in “the Tender Offer—Section 13. Conditions of the Offer” in the Offer to Purchase).

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No Termination Fee. No termination fee, break-up fee, expense reimbursement or similar payment is payable by either the Company or DoubleU Games upon or in connection with the termination of the Transaction Agreement or the abandonment of the Offer or the Post-Offer Transaction, including in the event of a change of the Company Recommendation or a failure of the Offer to be consummated (other than DoubleU Games’ obligation to reimburse the Company for 50% of its reasonable and documented out-of-pocket costs and expenses, whether or not the Transactions are consummated).

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No Retributive Action; No Sale or Support of an Alternative Transaction. DoubleU Games has confirmed that a failure of the Board to make or maintain the Company Recommendation will not result in any retributive action by DoubleU Games against the Company, the Special Committee, the Board or any member, employee or representative thereof, and that, while the Transaction Agreement remains in effect, DoubleU Games will not, subject to certain limited exceptions, sell, transfer or otherwise dispose of its Common Shares to any third party or support, or vote in favor of, any alternative transaction involving the Company proposed by any third party unless such transaction has been recommended by the Special Committee and the Board.

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Minimum Tender Condition. The Minimum Tender Condition is initially 95% of the total issued and outstanding Common Shares. If DoubleU Games reasonably determines that the Minimum Tender Condition is not reasonably expected to be satisfied as of the then-scheduled expiration of the Offer, DoubleU Games may reduce (but not waive) the Minimum Tender Condition to a percentage not lower than 90% of the total issued and outstanding Common Shares, but only after consulting in good faith with the Special Committee and obtaining the prior written consent of the

Company (given by the Board following the recommendation of the Special Committee), which consent may not be unreasonably withheld, conditioned or delayed. DoubleU Games has no obligation to reduce the Minimum Tender Condition (see the negative factor entitled “Minimum Tender Condition; Risk of Non-Consummation” below). If, as of the final expiration of the Offer, DoubleU Games and its affiliates would own less than 90% of the Common Shares, either the Company or DoubleU Games may terminate the Transaction Agreement, DoubleU Games must terminate the Offer, no ADSs will be accepted for payment and all tendered ADSs will be returned promptly. The Majority-of-the-Minority Condition may not be waived by any party.

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Extension of the Offer Upon a Material Change. Upon any reduction of the Minimum Tender Condition, DoubleU Games is required to file an amendment to the Schedule TO/13E-3, notice must be promptly disseminated to holders, and DoubleU Games is required to extend the Offer for the period required by applicable law and SEC staff guidance, which, for any change in the Final Offer Price or the percentage of securities sought, is a minimum of ten business days.

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Equal Treatment. All holders whose ADSs are validly tendered and accepted for payment in the Offer will receive the same Final Offer Price, any increase in the Final Offer Price will apply automatically to all such holders, and no separate, additional or preferential consideration or side payment will be provided to any holder. DoubleU Games has also agreed that neither it nor any of its affiliates has entered into or will enter into any tender and support agreement, voting agreement or similar arrangement with any holder of ADSs or Common Shares.

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Consideration in the Post-Offer Transaction. The consideration payable to the remaining holders in the Post-Offer Transaction will not be less favorable than the Final Offer Price on an equivalent basis, or such higher amount as may be required by applicable law or finally determined by a court, and the amount actually receivable by a holder of ADSs, after deduction of ADS cancellation fees and other charges by the Depositary, will not be less than US$16.25 per ADS, with any such fees and charges to be borne by DoubleU Games.

•	End Date. Either the Company or DoubleU Games may, subject to certain exceptions, terminate the Transaction Agreement if the acceptance of ADSs for payment has not occurred by the End Date.

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Cooperation. The Transaction Agreement requires each of the Company and DoubleU Games to use its reasonable best efforts to consummate the Transactions, and DoubleU Games’ obligations under the Transaction Agreement are not conditioned on the availability of financing.

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Material Adverse Effect. The definition of Material Adverse Effect contains several exceptions that may not be taken into account in determining whether there has been a material adverse effect on the Company and its subsidiaries, including any change in the market price or trading volume of the ADSs, any failure to meet internal or published projections or forecasts, and changes generally affecting the industries in which the Company operates that do not have a disproportionate adverse effect on the Company and its subsidiaries relative to other participants in such industries.

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Specific Performance. The Company is entitled to specific performance to enforce, among other things, DoubleU Games’ obligation to commence the Offer and its obligations to cooperate in the Post-Offer Transaction.

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Director and Officer Indemnification. From and after the acceptance of ADSs for payment, DoubleU Games has agreed to cause to be maintained in effect the indemnification obligations of the Company to its directors and officers and the advancement of expenses, on terms no less advantageous to them than those in existence on the date of the Transaction Agreement, and such directors and officers are entitled to enforce this obligation as third-party beneficiaries.

The Special Committee also considered a variety of potentially negative factors in its deliberations concerning the Transaction Agreement and the Offer, including the following non-exhaustive list of material reasons (not in any relative order of importance):

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Price Below Certain Reference Points. The Final Offer Price of US$16.25 per ADS is below the Special Committee’s counterproposal of US$20.00 per ADS and its subsequent request for US$17.00 per ADS, each of which DoubleU Games declined. In addition, the Final Offer Price is below the midpoint of Kroll’s preliminary indicative valuation range provided on a non-reliance basis of approximately US$15.00 to US$20.00 per ADS based on the Management Projections presented to the Special Committee on September 9, 2026, and below the value of approximately US$25 per ADS indicated by Kroll’s preliminary indicative analysis on a non-reliance basis presented on August 18, 2026 applying market consensus estimates, although Kroll viewed those estimates as overly optimistic and not reliable without further adjustment. The Final Offer Price is also below the median research analyst price target of US$18.00 per ADS. Several holders of ADSs also expressed to the Special Committee their view that the initially proposed price of US$11.25 per ADS was inadequate, with certain holders suggesting prices of up to US$18.00 to US$19.00 per ADS, and the Company’s cash and short-term investments represented approximately US$11.20 per ADS as of June 30, 2026.

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Constraints Cited by DoubleU Games. DoubleU Games stated that, under Article 176-5 of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea, it was required to obtain an independent valuation opinion supporting a price within 30% of a prescribed reference price, and that US$16.25 per ADS was at the upper limit of the range so supported, which may have limited the price that DoubleU Games was willing to offer irrespective of the Company’s intrinsic value.

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Minimum Tender Condition; Risk of Non-Consummation. The Offer is subject to a Minimum Tender Condition of 95% of the total issued and outstanding Common Shares, which would require holders of approximately 85% of the Common Shares not held by DoubleU Games (all of which are represented by ADSs) to tender, and which may not be satisfied. DoubleU Games may, but has no obligation to, reduce the Minimum Tender Condition to a percentage not lower than 90% (and only with the Company’s consent), and DoubleU Games may, but is not required to, extend the Offer, except as required by applicable law, the rules and regulations of the SEC or Nasdaq or to resolve comments of the SEC staff. If the Offer is not consummated, including as a result of an insufficient number of ADSs being tendered, the trading price of the ADSs may decline significantly, and the Company will have incurred significant transaction costs and expenses, only 50% of which will be reimbursed by DoubleU Games (and none of the costs of any updated financial advice or bring-down of Kroll’s opinion), and no termination fee or similar payment will be payable by DoubleU Games.

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Timing and Completion of the Post-Offer Transaction. The Post-Offer Transaction is subject to procedural requirements under Korean law, and the available structure (and, accordingly, the timing of completion) will depend on DoubleU Games’ ownership of the Common Shares following the Offer, which cannot be known at this time. Completion of the Post-Offer Transaction may therefore be delayed and, if a special resolution of DoubleU Games’ shareholders is required and not obtained, may not be completed promptly or at all, in which case non-tendering holders would remain minority holders in the Company (see “Item 8. Additional Information—Possible Residual Minority Following the Offer”).

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Transaction Litigation. Under the Transaction Agreement, the Company must promptly notify DoubleU Games of, keep DoubleU Games reasonably informed of, and consult with DoubleU Games regarding the defense and settlement of, any litigation relating to the Transactions; DoubleU Games may participate in (but not control) the defense or settlement of any such litigation at its own expense; and the Company may not agree to or propose any settlement of such litigation without DoubleU Games’ prior written consent (not to be unreasonably withheld, conditioned or delayed). DoubleU Games is not required to bear any costs or other amounts relating to such litigation, other than through its obligation to reimburse 50% of the Company’s transaction expenses. Accordingly, the Company’s ability to resolve such litigation on terms it considers favorable may be constrained, and if such litigation is not resolved and the Transaction Agreement is terminated without the Transactions being consummated, the Company would bear at least 50% of the costs of defending or resolving such litigation, which could exceed the cost of an earlier settlement.

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Limited Ability to Pursue Alternatives. Because DoubleU Games stated that it would not sell its stake or support any alternative transaction, the Special Committee did not instruct Kroll Securities to conduct a market check, as any alternative transaction was unlikely to be actionable, and Party A was not granted access to non-public information; it is possible that Party A could have increased its proposed price had it been granted such access.

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Reliance on Management Projections. The Management Projections reflect a projected decline in the Company’s net revenue and EBIT over fiscal years 2026 through 2030 (see “—Certain Unaudited Prospective Financial Information of the Company”), which differs from market consensus estimates and the growth outlook of the Company’s peers in the social casino business, and are subject to significant uncertainty. Kroll relied on the Management Projections, with the consent of the Company and the Special Committee, without independent verification.

•	No Ongoing Equity Interest in the Company. Following the Offer and the Post-Offer Transaction, the Unaffiliated Holders will cease to participate in the future earnings or growth of the Company.

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Conflicts of Interest; Advisor Compensation. DoubleU Games, as controlling shareholder, has interests in the Offer that differ from those of the Unaffiliated Holders; and Kroll Securities’ incentive fee is contingent upon consummation of any transaction or series or combination of transactions (including, without limitation, the Offer) not in the ordinary course of business, whereby, directly or indirectly, a substantial interest in the Company, or any substantial portion of the Company’s stock, assets, businesses, revenues or income, is combined with or transferred to any party (including any of such party’s affiliates) (i) who is identified as a potential purchaser or participant in any such potential transaction, or (ii) with whom the Special Committee had discussions regarding any such potential transaction, in each case during the term of Kroll Securities’ engagement, including, without limitation, a sale or exchange of capital stock or assets, a lease of assets with or without a purchase option, a merger or consolidation, a tender or exchange offer, a leveraged buy-out or recapitalization, the formation of a joint venture, a minority investment or partnership, or any other business combination or similar transaction regardless of the structure or form, and is equal to 1.5% of the amount by which the purchase price exceeds US$11.25 per ADS, multiplied by the number of ADSs to be acquired for cash, subject to a maximum amount of (i) US$300,000 if the ultimate buyer is DoubleU Games and/or its affiliates, or (ii) US$500,000 if the ultimate buyer is not DoubleU Games and/or its affiliates, which, based on the Final Offer Price from DoubleU Games, is expected to be US$300,000 (see “Item 5. Persons/Assets Retained, Employed, Compensated or Used”).

The foregoing discussion of the information and reasons considered by the Special Committee is not intended to be exhaustive, but includes the material reasons considered by the Special Committee. In light of the variety of reasons considered in connection with its evaluation of the Offer and the complexity of these matters, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Special Committee did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the members of the Special Committee made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Special Committee may have been influenced to a greater or lesser degree by different reasons. The Special Committee concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer were substantially outweighed by its potential benefits.

Additionally, the Special Committee considered the financial analyses and opinion of Kroll in their entirety and did not separately consider any portion of the information or analyses presented by Kroll in connection with rendering its opinion. The opinion of Kroll addressed only the fairness, from a financial point of view, to the Unaffiliated Holders of the Final Offer Price, as of November 6, 2026, based upon and subject to the assumptions, qualifications and limitations set forth therein and without giving effect to any impact of the Offer on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs, did not address the fairness of the Transactions to holders of Common Shares or holders of ADSs who are not Unaffiliated Holders, and does not constitute a recommendation to any holder as to whether to tender ADSs in the Offer.

Board of Directors

The Board believes that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to, and in the best interests of, the Company and its Unaffiliated Holders. In addition, the Board believes that the Transaction Agreement and the Transactions, including the Offer, are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act. The Board, at a meeting held on November 9, 2026, based on the unanimous recommendation of the Special Committee, considered the reasons and other considerations outlined by the Special Committee in support of its recommendation, as well as a number of potentially negative factors, and unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act); (ii) approved the Transaction Agreement and the Transactions, including the Offer; and (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer. The Transaction Agreement and the Transactions were approved by all seven directors of the Company, including all three directors who are not employees of the Company, constituting a majority of such directors. No director recused himself or herself from the vote. Each of In Keuk Kim, Joseph A. Sigrist, Haenam Kim and Ki Chul Kim, who serve as the Company’s Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer and Chief Data Officer, respectively, is an employee of the Company.

The Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer. In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer to the Unaffiliated Holders, the Board considered and relied upon the following reasons, among others:

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Unanimous Determination of the Special Committee. The Special Committee unanimously (i) determined that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders, and that the Transactions are fair to the Company’s “unaffiliated security holders,” as such term is defined in Rule 13e-3 under the Exchange Act; (ii) recommended that the Board determine that the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction, are advisable, fair to and in the best interests of the Company and its shareholders, including the Unaffiliated Holders (which comprise the Company’s “unaffiliated security holders” as such term is defined in Rule 13e-3 under the Exchange Act) and approve the Transaction Agreement and the Transactions, including the Offer and the Post-Offer Transaction; (iii) recommended that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer; and (iv) recommended that the Board resolve to recommend that the Unaffiliated Holders accept the Offer and tender their ADSs pursuant to the Offer;

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The Independence of the Special Committee. The Special Committee consists solely of independent and disinterested directors of the Company who were determined by the Board to be independent with respect to DoubleU Games and a potential transaction, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Post-Offer Transaction;

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Absence of Material Conflicts on the Special Committee. The members of the Special Committee will not personally benefit from the completion of the Offer and the Post-Offer Transaction in a manner different from the Unaffiliated Holders, and the receipt of fees for service on the Special Committee that are not contingent on the entry into the Transaction Agreement or the completion of the Transactions, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Compensation of the Special Committee” and “—Indemnification”;

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Opinion of the Special Committee’s Financial Advisor. The opinion of Kroll delivered to the Special Committee dated November 6, 2026 (for additional detail regarding Kroll’s opinion, see “—Opinion of the Special Committee’s Financial Advisor”); and

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Majority-of-the-Minority Condition. Pursuant to the terms of the Transaction Agreement, the Offer will not be completed unless more than 50% of the ADSs held by the Unaffiliated Holders are validly tendered and not validly withdrawn in the Offer, which condition may not be waived.

The preceding discussion of the information and reasons considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the reasons described above, including discussions with and questioning of the Special Committee’s legal and financial advisors and its own advisors. The Board independently considered the Transactions and the various factors that it believed were relevant to its evaluation of the Transactions. In doing so, the Board did not necessarily assign the same weight to each of the factors identified by the Special Committee, and the Board’s assessment of the relative significance of certain factors differed from that of the Special Committee.

The Special Committee and the Board did not appraise the assets of the Company to determine the liquidation value for the Unaffiliated Holders both because they considered the Company to be a viable going concern and in view of the fact that DoubleU Games owns approximately 67.05% of the outstanding Common Shares and has stated that it does not intend to sell its stake in the Company. Further, the Special Committee and the Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Final Offer Price to the Unaffiliated Holders, because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Special Committee and the Board did not separately consider the Company’s going concern value as they believe that such value is adequately reflected in the various analyses summarized under “—Opinion of the Special Committee’s Financial Advisor” that they considered in making their determination.

The Company, DoubleU Games or their affiliates have not purchased any ADSs or Common Shares during the past two years.

Other than the Party A Proposal described under “—Background of the Offer,” the Company has not received any firm offer from any unaffiliated person during the past two years for a merger or consolidation of the Company with or into another company, for the sale or other transfer of all or any substantial part of the assets of the Company or for a purchase of the Company’s securities that would enable the holder to exercise control of the Company.

Opinion of the Special Committee’s Financial Advisor.

On November 9, 2026, Kroll rendered its oral opinion to the Special Committee, subsequently confirmed by delivery of a written opinion dated November 6, 2026, that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Final Offer Price to be received by the Unaffiliated Holders in the Offer is fair, from a financial point of view, to the Unaffiliated Holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs). The full text of Kroll’s written opinion, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, is attached as Annex A to this Statement and is incorporated herein by reference. The summary of Kroll’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of ADSs are urged to read the opinion carefully and in its entirety. Kroll’s opinion was addressed to, and provided for the information and assistance of, the Special Committee (solely in their capacity as members of the Special Committee and not in any other capacity) in connection with its evaluation of the Transactions, addressed only the fairness, as of the date thereof, from a financial point of view, to the Unaffiliated Holders of the Final Offer Price to be received by them in the Offer (without giving effect to the impact of the Offer on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs), and does not constitute a recommendation to any holder of ADSs as to whether to tender ADSs in the Offer or as to any other matter.

Kroll helps boards of directors and special committees formed by boards fulfill their fiduciary responsibilities when considering many corporate transactions. Over the past 20 years, Kroll has advised numerous boards of directors and special committees formed by boards, and provided more than 1,500 fairness opinions.

The Special Committee selected Kroll to render a fairness opinion based on, among other things, Kroll’s qualifications, experience and reputation, and the Special Committee’s assessment, after reviewing Kroll’s statement of independence, that Kroll was sufficiently independent of the Company and DoubleU Games. The Special Committee, the Company and Kroll entered into the Kroll Engagement Letter. For additional information, see “—Background of the Offer.”

Financial Analyses and Opinion of Kroll

In connection with its opinion, Kroll has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Kroll also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Kroll’s procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

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reviewed the Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 through December 31, 2025 included in the Company’s annual reports on Form 20-F filed with the SEC and the Company’s unaudited consolidated financial statements as at and for the six months ended June 30, 2024, June 30, 2025 and June 30, 2026 included in the Company’s Form 6-Ks filed with the SEC;

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reviewed certain unaudited and segment consolidated financial information for the Company as at and for the years ended December 31, 2023 through December 31, 2025, and as at and for the six months ended June 30, 2024, June 30, 2025 and June 30, 2026, provided by the management of the Company and which the management of the Company identified as being the most current financial statements available;

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reviewed a detailed consolidated financial projection model for the Company as at and for the years ending December 31, 2026 through December 31, 2030, prepared and provided to Kroll by the management of the Company, upon which Kroll has relied, with the Company’s and the Special Committee’s consent, in performing its analysis;

•	reviewed other internal documents relating to the history, current operations and probable future outlook of the Company, provided to Kroll by the management of the Company;

•	reviewed a letter dated October 30, 2026 from the management of the Company, which made certain representations as to the Company’s historical consolidated financial information, the Management

Projections and the underlying assumptions of such projections (the “Management Representation Letter”);

•	reviewed a draft of the Transaction Agreement dated November 1, 2026;

•	discussed the information referred to above and the background and other elements of the Transactions with the management of the Company;

•	discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

•	reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Kroll deemed relevant;

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performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis and an analysis of selected public companies that Kroll deemed relevant, and an analysis of selected transactions that Kroll deemed relevant; and

•	conducted such other analyses and considered such other factors as Kroll deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Transactions, Kroll, with the consent of the Company and the Special Committee:

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

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relied upon the fact that the Special Committee, the Board and the Company have been advised by counsel as to all legal matters with respect to the Transactions, including whether all procedures required by law to be taken in connection with the Transactions have been duly, validly and timely taken, and did not independently verify such information;

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assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Kroll were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Kroll expresses no opinion with respect to such estimates, evaluations, forecasts or projections, including, without limitation, the Management Projections or the underlying assumptions thereof;

•	assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Transactions;

•	assumed that the representations and warranties made in the Transaction Agreement and the Management Representation Letter are substantially accurate;

•	assumed that the final versions of all documents reviewed by Kroll in draft form conform in all material respects to the drafts reviewed;

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assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Kroll, and that there is no information or facts that would make the information reviewed by Kroll incomplete or misleading;

•

assumed that all of the conditions required to implement the Transactions will be satisfied and that the Transactions will be completed in accordance with the Transaction Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

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assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Transactions.

Furthermore, in Kroll’s analysis and in connection with the preparation of its opinion, Kroll has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transactions.

Kroll has prepared the opinion effective as of November 6, 2026. The opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of November 6, 2026, and Kroll disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Kroll after November 6, 2026.

Kroll did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Other than in connection with certain investment banking services provided by Kroll Securities to the Special Committee, Kroll has not been requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transactions, the assets, businesses or operations of the Company, or any alternatives to the Transactions; (ii) negotiate the terms of the Transactions, and therefore, Kroll has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Transaction Agreement and the Transactions; or (iii) advise the Special Committee or any other party with respect to alternatives to the Transactions. Kroll did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. Management of the Company has represented in the Management Representation Letter that the Management Projections are the most current financial information of the Company available, that there has been no material change, financial or otherwise, in the business or affairs of the Company and that there has been no change of any fact which is of a nature as to render the Management Projections misleading or inaccurate in any material respect, and has further confirmed that it knows of no facts that (a) would lead them to believe that the Management Projections are misleading or inaccurate in any material respect, or (b) have occurred other than the normal operation of the business of the Company as disclosed under the Management Projections.

Kroll is not expressing any opinion as to the market price or value of the Common Shares or ADSs (or anything else) prior to or after the announcement or the consummation of the Transactions. Kroll’s opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Kroll has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Kroll is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration, or with respect to the fairness of any such compensation.

Kroll’s opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Transactions. Kroll’s opinion (i) does not address the merits of the underlying business decision to enter into the Transactions versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transactions; (iii) is not a recommendation as to how the Special Committee, the Board or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Transactions, or whether to proceed with the Transactions or any related transaction; and (iv) does not indicate that the consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Transactions is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transactions or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Kroll to any party.

The opinion is solely that of Kroll, and Kroll’s liability in connection with the opinion shall be limited in accordance with the terms set forth in the Kroll Engagement Letter. Kroll’s opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Kroll Engagement Letter.

The Special Committee imposed no limitations on the investigations made or procedures followed by Kroll in rendering its opinion. The issuance of Kroll’s opinion was approved by the fairness committee of Kroll.

Summary of Financial Analysis

Set forth below is a summary of the material analyses performed by Kroll in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of Kroll’s opinion. While this summary describes the analyses and factors that Kroll deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Kroll. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Kroll did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Kroll believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Kroll was based on all analyses and factors taken as a whole, and also on the application of Kroll’s own experience and judgment. The financial analyses summarized below include information presented in tabular format. In order for Kroll’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Kroll’s financial analyses.

Discounted Cash Flow Analysis

Kroll performed a discounted cash flow analysis of the projected future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2026 through December 31, 2030, with unlevered “free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows using a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Kroll used and relied upon the Management Projections, which are described in this Statement in the section entitled “—Certain Unaudited Prospective Financial Information of the Company.”

Kroll estimated the net present value of all cash flows attributable to the Company after fiscal year 2030 (the “Terminal Value”) using a perpetuity growth formula assuming a 0.0% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the selected public companies in the social casino industry and i-gaming industry and the Company’s business. Kroll used discount rates ranging from 13.0% to 15.0% to discount the projected free cash flows and the Terminal Value. Kroll estimated the Company’s discount rates by considering several factors including the Company’s: (1) current stage of its life cycle, (2) projected growth and financial performance, and (3) risks to achieve the projections, including execution, and competitive risks, among others. Kroll believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Kroll’s discounted cash flow analysis resulted in an estimated enterprise value excluding withholding tax for the Company of US$182,000 thousand to US$192,000 thousand and an estimated enterprise value including withholding tax for the Company of US$165,000 thousand to US$174,000 thousand.

Based on the concluded enterprise value, Kroll estimated the range of equity value excluding withholding tax of the Company to be US$702,489 thousand to US$712,489 thousand and the range of equity value including withholding tax of the Company to be US$ 643,623 thousand to US$652,623 thousand by:

•	adding cash and cash equivalents of US$455,222 thousand excluding withholding tax or US$413,357 thousand including withholding tax;

•	adding short-term investments of US$98,539 thousand;

•	adding investment assets of US$693 thousand;

•	subtracting borrowings of US$33,759 thousand;

•	subtracting non-controlling interests of US$208 thousand.

Based on the foregoing analysis, Kroll estimated the value of each ADS excluding withholding tax to range from US$14.18 to US$14.38 and the value of each ADS including withholding tax to range from US$12.99 to US$13.17 with the total ADSs equivalents outstanding of 49,553,440.

Selected Public Companies and Merger and Acquisition Transactions Analyses

Kroll reviewed selected public companies and selected merger and acquisition transactions in order to observe the valuation multiples of comparable companies and transactions that Kroll deemed relevant. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies used for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions used for comparative purposes in the following analysis were not directly comparable to the Transactions. Kroll does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Transactions cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and the selected merger and acquisition transactions analyses are subject to certain limitations.

Selected Public Companies Analysis. Kroll compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the social casino industry and i-gaming industry that Kroll deemed relevant to its analysis. For purposes of its analysis, Kroll used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The eight companies in the social casino industry and i-gaming industry included in the selected public company analysis were:

•	Netmarble Corporation

•	Playtika Holding Corp.

•	Huuuge, Inc.

•	NEOWIZ

•	Me2on Co., Ltd.

•	PLAYSTUDIOS, Inc.

•	G5 Entertainment AB (publ)

•	Wemade Play Co., Ltd.

Kroll selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2026 and 2027 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the fiscal year ends for which information was available.

Due to the limited comparability of the selected public companies’ financial metrics relative to the Company, rather than selecting multiples, Kroll reviewed the implied value range for the Company based on the ranges of observed valuation multiples of the selected public companies.

COMPANY INFORMATION	REVENUE GROWTH				EBITDA GROWTH				EBITDA MARGIN
Company Name	3-YR CAGR	LTM	2026	2027	2-YR CAGR	LTM	2026	2027	3-YR AVG	LTM	2026	2027
Netmarble Corporation	2.0%	9.7%	2.2%	3.2%	132.3%	19.1%	-6.0%	10.1%	11.2%	15.8%	15.3%	16.3%
Playtika Holding Corp.	1.8	3.7	0.9	0.8	-3.6	13.5	1.0	6.9	26.0	25.6	24.3	25.8
Huuuge, Inc.	-9.6	-8.2	-10.7	-6.7	-5.1	-0.3	-12.7	-12.8	34.7	37.8	37.2	34.8
NEOWIZ	13.7	14.5	-3.8	8.2	22.8	-2.0	-38.3	26.6	14.9	13.5	11.2	13.1
Me2on Co., Ltd.	2.6	37.7	NA	NA	-19.8	32.3	NA	NA	20.0	16.4	NA	NA
PLAYSTUDIOS, Inc.	-6.8	-13.3	-6.7	-2.9	-35.7	-70.6	-31.4	-39.5	11.6	4.3	5.6	3.5
G5 Entertainment AB (publ)	-8.7	0.0	-12.9	-5.7	-25.8	-27.8	0.4	7.7	8.4	6.5	14.8	16.9
Wemade Play Co., Ltd.	-2.2	4.0	NA	NA	32.9	34.2	NA	NA	9.9	13.3	NA	NA

Mean	-0.9%	6.0%	-5.2%	-0.5%	12.2%	-0.2%	-14.5%	-0.2%	17.1%	16.7%	18.1%	18.4%
Median	-0.2%	3.9%	-5.3%	-1.1%	-4.4%	6.6%	-9.4%	7.3%	13.3%	14.7%	15.0%	16.6%

COMPANY INFORMATION	MARKET DATA				ENTERPRISE VALUE AS MULTIPLE OF
Company Name	Common Stock Price (Primary) on 11/5/2026	% of 52-Week High	Market Capitalization	Enterprise Value	LTM EBITDA	2026 EBITDA	2027 EBITDA	LTM Revenue	2026 Revenue	2027 Revenue
Netmarble Corporation	36,700.00	62.3%	$2,174	($48)	NM	NM	NM	NM	NM	NM
Playtika Holding Corp.	2.31	52.3	881	2,683	3.7x	4.0x	3.7x	0.95x	0.97x	0.96x
Huuuge, Inc.	24.75	95.4	262	144	1.7	1.8	2.0	0.65	0.69	0.73
NEOWIZ	17,770.00	56.3	257	(16)	NM	NM	NM	NM	NM	NM
Me2on Co., Ltd.	2,580.00	50.0	62	55	3.6	NA	NA	0.60	NA	NA
PLAYSTUDIOS, Inc.	4.68	53.2	56	11	1.1	0.9	1.5	0.05	0.05	0.05
G5 Entertainment AB (publ)	68.60	71.5	52	24	3.2	1.8	1.7	0.25	0.26	0.28
Wemade Play Co., Ltd.	5,410.00	56.7	42	(136)	NM	NA	NA	NM	NA	NA

Mean					2.7x	2.1x	2.2x	0.50x	0.49x	0.51x
Median					3.2x	1.8x	1.8x	0.60x	0.47x	0.51x

Notes:

LTM = Latest Twelve Months

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest)—(Cash & Equivalents)—(Net Non-Operating Assets)

CAGR = Compounded Annual Growth Rate

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Capital IQ, Bloomberg, company filings, annual and interim reports.

Selected M&A Transactions Analysis. Kroll compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the table below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Transactions, and the availability of public information related to the transaction. The enterprise value to LTM revenue multiples of selected transactions had a median of 4.04x, and the enterprise value to LTM EBITDA multiples of the selected transactions had a median of 6.0x.

The Company is not directly comparable to the target companies in the selected merger and acquisition transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although it reviewed the selected merger and acquisition transactions analysis, Kroll did not select valuation multiples for the Company based on the selected merger and acquisition transactions analysis.

Announced	Target Name	Acquirer Name	Enterprise Value	EV / Revenue	EV / EBITDA
11/11/2024	Plarium Global Ltd	Modern Times Group MTG AB	$820	1.34x	6.0x
9/18/2024	SUPERPLAY Ltd.	Playtika Ltd.	$1,937	7.30x	NA
8/29/2023	GAN Limited	Sega Sammy Creation Inc.	$95	0.70x	NM
5/18/2023	SciPlay Corporation	Light & Wonder, Inc.	$905	1.24x	4.7x
5/14/2023	NeoGames S.A.	Aristocrat Leisure Limited	$1,210	5.99x	NM
1/9/2022	Zynga Inc.	Take-Two Interactive Software, Inc.	$12,564	4.49x	27.5x
8/2/2021	SpinX Games Ltd.	Netmarble Corporation	$2,190	5.37x	NA
2/8/2021	Glu Mobile Inc.	Electronic Arts Inc.	$1,944	3.60x	NM
		Mean		3.75x	12.7x
		Median		4.04x	6.0x

Notes:

LTM = Latest Twelve Months

Source: Capital IQ, Bloomberg, company filings, press releases

Summary of Selected Public Companies and M&A Transactions Analyses

Kroll noted that while it reviewed the selected public companies and the selected M&A transactions, it did not select valuation multiples for the Company based on the selected public companies analysis and the selected M&A transactions analysis for the reasons described in the sections entitled “Selected Public Companies Analysis” and “Selected M&A Transactions Analysis” above, respectively.

For illustrative purposes, the chart below displays implied value ranges for the Company based on the ranges of observed valuation multiples of the selected public companies.

Note: LTM data for the Company as of June 30, 2026. The Incl. WHT scenario incorporates a withholding tax while the Excl. WHT scenario assumes no withholding tax impact.

Conclusion

Based upon and subject to the foregoing, Kroll is of the opinion that as of November 6, 2026 the Final Offer Price to be received by the Unaffiliated Holders in the Offer is fair, from a financial point of view, to the Unaffiliated Holders (without giving effect to any impact of the Transactions on any particular holder of Common Shares or ADSs other than in its capacity as a holder of ADSs).

Fees and Expenses

As compensation for Kroll’s services in connection with the rendering of its opinion to the Special Committee, the Company agreed to pay Kroll a fee of US$723,000, consisting of a nonrefundable retainer of US$361,500 payable upon engagement, and US$361,500 payable upon Kroll rendering the opinion whether orally or in writing to the Special Committee.

As compensation for Kroll Securities’ investment banking services to the Special Committee, the Company agreed to pay Kroll Securities (i) a nonrefundable retainer of US$100,000, which was payable upon the Special Committee’s authorization of a market check, and (ii) an incentive fee, payable upon and contingent on the consummation of any transaction or series or combination of transactions (including, without limitation, the Offer) not in the ordinary course of business, whereby, directly or indirectly, a substantial interest in, the Company, or any substantial portion of the Company’s stock, assets, businesses, revenues or income is combined with or transferred to any party (including any of such party’s affiliates), (i) who is identified as a potential purchaser or participant in any such potential transaction, or (ii) with whom the Special Committee had discussions regarding any such potential transaction, in each case during the term of Kroll Securities’ engagement, including, without limitation, a sale or exchange of capital stock or assets, a lease of assets with or without a purchase option, a merger or consolidation, a tender or exchange offer, a leveraged buy-out or recapitalization, the formation of a joint venture, a minority investment or partnership, or any other business combination or similar transaction regardless of the structure or form, equal to 1.5% of the amount by which the purchase price per ADS exceeds US$11.25, multiplied by the number of ADSs to be acquired for cash, subject to a maximum amount of: (i) US$300,000 where the acquirer is DoubleU Games and/or its affiliates, or (ii) US$500,000 if the ultimate buyer is not DoubleU Games and/or its affiliates, which, based on the Final Offer Price from DoubleU Games, is expected to be US$300,000.

No portion of Kroll’s fee is refundable or contingent upon the consummation of the Transactions or the conclusion reached in the opinion. The Company has also agreed to indemnify Kroll for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Kroll for its reasonable out-of-pocket expenses (including the fees and expenses of outside counsel) incurred in connection with the rendering of its opinion, not to exceed US$80,000.

The terms of the fee arrangements with Kroll and Kroll Securities, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Board are aware of these fee arrangements.

Material Relationships

Other than its engagements by the Special Committee in connection with the Transactions, during the two years preceding the date of the opinion of Kroll, neither Kroll nor Kroll Securities has had any material relationship with the Company, DoubleU Games or any of their respective affiliates for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

The full text of the written opinion is attached as Annex A and incorporated herein by reference.

Certain Unaudited Prospective Financial Information of the Company.

The Company does not, as a matter of course, publicly disclose projections as to its future financial performance due to, among other reasons, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

Management Projections

In connection with the Special Committee’s evaluation of the Proposal and the Transactions, as described in the section entitled “—Background of the Offer,” the Company’s management prepared certain non-public, unaudited prospective financial information for the Company for fiscal years 2026 through 2030. Management provided an initial version of such information to Kroll on July 13, 2026 (U.S. time) (the “July Projections”) and a revised version to Kroll on August 24, 2026 (the "Management Projections") (each as defined in “—Background of the Offer”), which were each shared with the Special Committee. According to management, the Management Projections constitute the Company’s official business plan as formally reported to the Board. On August 28, 2026, the Special Committee confirmed that the Management Projections constituted the final business plan of the Company and directed Kroll to use the Management Projections in performing its financial analyses, and management of the Company subsequently confirmed to Kroll that Kroll could rely on the Management Projections for such purpose. Management of the Company also made certain representations to Kroll regarding the Management Projections in the Management Representation Letter (as defined in “—Opinion of the Special Committee’s Financial Advisor”). The Management Projections were the only projections relied upon by Kroll in connection with its financial analyses and its opinion described in “—Opinion of the Special Committee’s Financial Advisor.”

The Special Committee and its advisors reviewed the assumptions underlying the July Projections with management and Kroll, and the Special Committee questioned certain of those assumptions, including assumptions relating to the migration of the Company’s user base and the degree and rate of an anticipated decline of approximately 60% in the net revenue of DoubleDown Interactive LLC, the Company’s primary revenue-generating subsidiary, which the Special Committee viewed as conservative. Following that review, Company management provided the Management Projections. The July Projections were superseded by the Management Projections and were not relied upon by Kroll in connection with its final financial analyses or its opinion. See “—Background of the Offer.”

The Management Projections were prepared on a stand-alone basis based on management’s experience, judgment and assumptions that management considered to be reasonable based on facts known at such time, taking into account the Company’s historical performance combined with estimates regarding revenue and operating expenses, including, among others, the following assumptions:

•	The Company will be able to successfully maintain its major businesses throughout the forecast period;

•

The business of DoubleDown Interactive LLC, the Company’s primary revenue-generating subsidiary, will decline over the forecast period, driven principally by the anticipated migration of players from a third-party platform (with approximately 50% of such players assumed to be retained following migration), and will stabilize following the forecast period as legacy player cohorts run off;

•	Demand for the Company’s games will continue in line with management’s expectations;

•

New-user acquisition, player conversion, average revenue per paying user and direct-to-consumer penetration among the Company’s players, as well as platform fees, server costs and marketing investment, will be consistent with management’s expectations; and

•	There will be no material adverse change in the industry or in applicable regulatory policy generally.

The following table sets forth a summary of the Management Projections:

Management Projections (US$ in millions)—Fiscal year ending December 31

(US$ in millions)	2026E	2027E	2028E	2029E	2030E
Net revenue	354.7	308.3	246.3	236.2	229.2
Total operating expenses	230.3	232.7	212.6	211.1	217.2
EBIT⁽¹⁾	124.4	75.5	33.7	25.0	12.0
Capital expenditures	5.5	5.9	6.2	5.6	6.0
Net Working Capital	7.5	2.9	-1.1	-2.0	-3.3

(1)

EBIT is a non-IFRS financial measure (with “IFRS” meaning International Financial Reporting Standards as issued by the International Accounting Standards Board) defined as net revenue less total operating expenses, including depreciation and amortization.

The following table sets forth a summary of the July Projections:

July Projections (US$ in millions)—Fiscal year ending December 31

(US$ in millions)	2026E	2027E	2028E	2029E	2030E
Net revenue	347.6	298.8	243.7	225.0	209.2
Total operating expenses	232.1	232.0	213.7	205.7	195.5
EBIT⁽¹⁾	115.5	66.8	30.0	19.2	13.7
Capital expenditures	4.6	4.7	5.1	5.4	5.7
Net Working Capital	6.7	2.1	-1.4	-2.5	-3.1

(1)	EBIT is a non-IFRS financial measure defined as net revenue less total operating expenses, including depreciation and amortization.

Cautionary Note About the Unaudited Prospective Financial Information

The Company is including the Management Projections and the July Projections (collectively, the “Unaudited Prospective Financial Information”) in this Statement because such information was made available to the Special Committee and Kroll, and not to influence the decision of any holder of ADSs as to whether to tender ADSs in the Offer. The Unaudited Prospective Financial Information was not provided to DoubleU Games or its advisors prior to the filing of this Statement, and DoubleU Games and its advisors first received such information through this Statement. The Company makes and has made no representation to DoubleU Games, in the Transaction Agreement or otherwise, concerning any prospective financial information, including the Unaudited Prospective Financial Information.

The Unaudited Prospective Financial Information was based upon certain financial, operating and commercial assumptions and estimates developed using the information available to the Company’s management at the time it was prepared. While presented with numerical specificity, the Unaudited Prospective Financial Information was based on numerous variables, assumptions and estimates with respect to industry performance and competition, platform and regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company, all of which are inherently uncertain, difficult to predict and many of which are beyond the Company’s control. Risks and uncertainties that may cause the Unaudited Prospective Financial Information not to be achieved include, but are not limited to, those described under “Risk Factors” in the 2025 Annual Report and subsequent filings with the SEC and in “Item 8. Additional Information—Forward-Looking Statements.” The Unaudited Prospective Financial Information covers multiple years and, by its nature, becomes subject to greater uncertainty with each successive year. As a result, there can be no assurance that the Unaudited Prospective Financial Information will be realized, and actual results may be materially better or worse than those contained in the Unaudited Prospective Financial Information.

The Unaudited Prospective Financial Information was prepared on a stand-alone basis and does not take into account the Offer, the Post-Offer Transaction or the other Transactions, including any expenses incurred in connection with them, any changes to the Company’s operations or strategy that may be implemented after the completion of the Transactions, or the effect of any failure of the Transactions to be completed, and should not be viewed as accurate or continuing in that context. The Unaudited Prospective Financial Information also does not reflect any events or circumstances occurring after the date it was prepared.

The Unaudited Prospective Financial Information was not prepared with a view toward public disclosure or toward complying with IFRS, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective financial information. Neither KPMG Samjong Accounting Corp. nor any other independent accountant has compiled, examined or performed any procedures with respect to the Unaudited Prospective Financial Information, nor has any of them expressed any opinion or any other form of assurance on such information or its achievability.

Certain of the measures included in the Unaudited Prospective Financial Information, including EBIT, are non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Financial measures included in forecasts provided to a financial advisor for the purpose of rendering an opinion that is materially related to a business combination transaction are excluded from the definition of non-GAAP financial measures under SEC rules (which, for the Company, include non-IFRS financial measures), and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures that would otherwise require a reconciliation to the most directly comparable IFRS measures, when the forecasts are disclosed in order to comply with Item 1015 of Regulation M-A under the Exchange Act. Accordingly, the Company has not provided a reconciliation of such measures.

In light of the foregoing factors and the uncertainties inherent in the Unaudited Prospective Financial Information, holders of ADSs are cautioned not to place undue reliance on the Unaudited Prospective Financial Information. The inclusion of the Unaudited Prospective Financial Information in this Statement should not be regarded as an indication that the Company, the Special Committee, the Board, Kroll or any of their respective affiliates, advisors or representatives considered or consider the Unaudited Prospective Financial Information to be predictive of actual future events, and it should not be relied upon as such or construed as financial guidance. Further, the inclusion of the Unaudited Prospective Financial Information in this Statement does not constitute an admission or representation by the Company, the Special Committee, the Board or any of their respective affiliates or representatives (including Kroll) that the information presented is material. Except as required by applicable law, the Company does not intend to update or otherwise revise the Unaudited Prospective Financial Information to reflect circumstances existing after the date it was prepared or to reflect the occurrence of future events. The Company will, however, update this Statement if the Unaudited Prospective Financial Information no longer reflects management’s views of the Company’s future performance during the pendency of the Offer, to the extent required by applicable law.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, each executive officer and director of the Company currently intends to tender or cause to be tendered all ADSs held of record or beneficially owned by such person pursuant to the Offer, for the reasons described under “—Reasons for the Recommendation of the Special Committee; Reasons for the Recommendation of the Board” and in order to receive the Final Offer Price for such ADSs. As described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Consideration Payable Pursuant to the Offer and the Transactions,” Mr. Sigrist, who beneficially owns 500 ADSs, is the only director or executive officer of the Company or DoubleU Games who beneficially owns any ADSs. DoubleU Games holds its

Common Shares directly and not in the form of ADSs and, accordingly, will not tender in the Offer. No affiliates of the Company, other than DoubleU Games, or subsidiaries of the Company hold ADSs or Common Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

The Special Committee retained Kroll as its financial advisor in connection with the Transactions pursuant to the Kroll Engagement Letter and, in connection with such engagement, Kroll provided the opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Special Committee’s Financial Advisor,” which is attached as Annex A hereto and is incorporated herein by reference. In connection with Kroll’s services as financial advisor to the Special Committee, the Company has agreed to pay Kroll an aggregate fee of US$723,000, of which US$361,500 was payable upon Kroll’s engagement by the Special Committee and US$361,500 was payable upon the delivery of Kroll’s opinion to the Special Committee. No portion of Kroll’s fee is contingent upon the consummation of the Transactions or the conclusion reached in its opinion. In addition, the Company has agreed to reimburse certain of Kroll’s expenses (subject to a cap of US$80,000) and to indemnify Kroll against certain liabilities that may arise out of Kroll’s engagement. Additional information related to Kroll’s retention is set forth in the sections entitled “Item 4. The Solicitation or Recommendation—Background of the Offer” and “—Opinion of the Special Committee’s Financial Advisor” and is incorporated herein by reference.

The Special Committee also retained Kroll Securities to provide financial and market-related advice and assistance in connection with the Transactions. In connection with Kroll Securities’ services, the Company has agreed to pay Kroll Securities (i) a nonrefundable retainer of US$100,000, which was payable upon the Special Committee’s authorization of a market check, and (ii) an incentive fee, payable upon and contingent on the consummation of the Transactions, equal to 1.5% of the amount by which the purchase price per ADS exceeds US$11.25, multiplied by the number of ADSs to be acquired for cash, subject to a maximum of (i) US$300,000 where the acquirer is DoubleU Games or its affiliates, or (ii) US$500,000 if the ultimate buyer is not DoubleU Games and/or its affiliates, which, based on the Final Offer Price, is expected to be US$300,000. In addition, the Company has agreed to indemnify Kroll Securities against certain liabilities that may arise out of Kroll Securities’ engagement. Additional information related to Kroll Securities’ retention is set forth in the section entitled “Item 4. The Solicitation or Recommendation—Background of the Offer” and is incorporated herein by reference.

According to the Schedule TO/13E-3, DoubleU Games has retained Roth Capital Partners, LLC as dealer manager, Georgeson LLC as information agent, and Citibank, N.A. as tender agent and paying agent, in connection with the Offer. Citibank, N.A. is also the Depositary. Such persons will receive customary compensation and indemnification from DoubleU Games, which, under the Transaction Agreement, will bear their fees and expenses.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the holders of ADSs on its behalf with respect to the Transactions or related matters, except that such solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the ADSs or Common Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement.

Item 7. Purposes of the Transaction and Plans or Proposals

The purpose of the Offer is for DoubleU Games to acquire all of the outstanding ADSs (and underlying Common Shares) not already beneficially owned by it, through the Post-Offer Transaction, and to cause the Company to become a wholly owned subsidiary of DoubleU Games, following which the ADSs will be delisted from Nasdaq (Form 25), the deposit agreement governing the ADSs will be terminated and the Company will seek to terminate the registration of its securities under the Exchange Act and its reporting obligations, including on Form 20-F, to the extent then permitted, in each case subject to any Board approval required at that time. The filing of a Form 25 does not by itself terminate those reporting obligations; see “The Tender Offer—Section 8. Effect of the Offer on the Market for the ADSs; Nasdaq Delisting; Registration and Reporting under the Exchange Act; Margin Regulations” of the Offer to Purchase. Following the Offer, DoubleU Games intends to effect the Post-Offer Transaction under the KCA described in “Item 2. Identity and Background of Filing Person—Post-Offer Transaction” and “Item 8. Additional Information—Possible Residual Minority Following the Offer” and to operate the Company as a wholly owned private subsidiary.

Except as set forth in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference) and in Items 2, 3 and 4 of this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or the indebtedness or capitalization, of the Company.

Except as set forth in this Statement (including the exhibits to this Statement or incorporated in this Statement by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” is incorporated herein by reference.

Appraisal and Dissenters’ Rights under the KCA.

Holders of ADSs will not have appraisal or dissenters’ rights in connection with the Offer itself. However, in connection with a share exchange effected as the Post-Offer Transaction, holders of Common Shares who do not tender in the Offer and who deliver written notice of dissent within two weeks after the Company’s notice or public notice of a simplified share exchange are eligible, within 20 days after the expiration of such two-week period, to demand that the Company purchase their Common Shares in accordance with Article 360-5 of the KCA. Because the Common Shares are not listed on a Korean exchange, the purchase price is determined under Article 374-2 of the KCA by agreement between the Company and the dissenting shareholder and, failing agreement, by a court determination of fair value. As of the date hereof, all Common Shares not owned by DoubleU Games are represented by ADSs, and the Depositary (or its custodian or nominee) is the holder of record of the underlying Common Shares. Accordingly, holders of ADSs will only be entitled to exercise these rights if they surrender their ADSs to the Depositary, withdraw the Common Shares underlying the ADSs from the ADS program and become registered holders of Common Shares on the Company’s shareholder register sufficiently in advance of the applicable record date or deadline, and meet the requirements that holders of Common Shares are required to meet under Korean law.

A tender of ADSs in the Offer is a voluntary sale and is not a corporate action of the Company to which dissenters’ share-purchase rights attach under the KCA, which is why no such rights arise in connection with the Offer. If the Post-Offer Transaction is effected as a squeeze-out under Article 360-24 of the KCA (see “Item 2.

Identity and Background of Filing Person—Post-Offer Transaction”), the squeeze-out is a statutory purchase by DoubleU Games rather than a corporate action giving rise to dissenters’ share-purchase rights, and the required approval of the Company’s general meeting of shareholders does not give rise to such rights under Article 360-5 or Article 374-2 of the KCA. Instead, minority shareholders that receive a demand for sale must sell their Common Shares to DoubleU Games within two months after receiving the demand, at a price determined by agreement and, failing agreement, by a court determination of fair value.

Based on the deposit agreement and a written confirmation delivered by the Depositary, the Depositary will not exercise appraisal or share-purchase rights under Korean law on behalf of holders of ADSs. Holders who tender their ADSs in the Offer will not be entitled to exercise these rights with respect thereto, but rather will receive the Final Offer Price, subject to the terms and conditions of the Offer.

The foregoing summary of the requirements to exercise appraisal rights under Korean law is not a recommendation that holders exercise such rights, does not constitute legal or other advice, is not a complete statement of the law pertaining to appraisal rights under the KCA and is qualified in its entirety by the full text of Articles 360-5, 360-9, 360-24 and 374-2 of the KCA, an English translation of which is attached as Annex C to this Statement. Those rights and the procedures for exercising them, including the steps required of holders of ADSs, are also described in Schedule II to the Offer to Purchase, which is filed as Exhibit (f)(1) to the Schedule TO/13E-3.

Possible Residual Minority Following the Offer.

If DoubleU Games and its subsidiaries hold at least 95% of the Common Shares immediately following acceptance for payment, the Post-Offer Transaction may be effected as a squeeze-out under Article 360-24 of the KCA, or, if such ownership is at or above the small-scale threshold, by a small-scale share exchange combined with a simplified share exchange, and no DoubleU Games shareholders’ meeting is required. If DoubleU Games, after consulting in good faith with the Special Committee and with the prior written consent of the Company (given by the Board following the recommendation of the Special Committee, as applicable), reduces the Minimum Tender Condition to a percentage not below the Waiver Floor and then holds at least 90% but less than 95%, the only available route is a simplified share exchange on the Company side (Article 360-9 of the KCA) combined with a general comprehensive share exchange on the DoubleU Games side (Articles 360-2 and 360-3 of the KCA), which requires a special resolution of DoubleU Games’ own shareholders and gives rise to appraisal rights for DoubleU Games’ dissenting shareholders. If that special resolution is not obtained, the general comprehensive share exchange cannot be effected and the Post-Offer Transaction may not be completed, or may not be completed promptly. From and after the acceptance of ADSs for payment, however, neither party may terminate the Transaction Agreement or the covenants relating to the Post-Offer Transaction; diminished economics, appraisal risk or procedural delay do not permit termination; and if a selected route becomes legally unavailable or cannot be completed, the parties are required to implement an alternative lawful route, which obligation the Company is entitled to enforce by specific performance. If the Post-Offer Transaction is nonetheless not completed, a holder that did not tender would remain a holder of a minority interest in the Company; the Common Shares are not listed on any Korean exchange and, although under the Transaction Agreement DoubleU Games may not, prior to the completion of the Post-Offer Transaction, cause, request, propose or vote in favor of the delisting of the ADSs from Nasdaq without the prior written consent of the Company, acting through the Board (following the recommendation of or consultation with the Special Committee, as applicable) (other than any delisting required by Nasdaq that is not the result of any action of DoubleU Games or its affiliates), the ADSs could be delisted, in which case such a holder would hold a security for which there may be no public trading market. Whether the Company’s Exchange Act registration and reporting obligations could then be terminated or suspended would depend on the number of holders of record and other conditions at the time. Such a holder would retain a proportionate interest in the Company’s net book value and net earnings without any assured means of realizing it, and would have no appraisal right under Article 360-5 of the KCA unless and until a share exchange is effected as a Post-Offer Transaction. DoubleU Games has no obligation to reduce the Minimum Tender Condition, which may not be waived and may be reduced only with the prior written consent of the Company, and the Majority-of-the-Minority Condition is not waivable. See Section 13 of the Offer to Purchase and “Special Factors—Section 7. Certain Effects of the Offer” in the Offer to Purchase.

Majority-of-the-Minority Condition; No Further Unaffiliated Holder Approval.

The Offer is subject to the Majority-of-the-Minority Condition, which requires that more than 50% of the ADSs held by Unaffiliated Holders be validly tendered and not validly withdrawn prior to the expiration of the Offer and which may not be waived by any party. For purposes of the Majority-of-the-Minority Condition, ADSs beneficially owned by DoubleU Games, its affiliates and the directors and officers of DoubleU Games and the Company are excluded both from the number of ADSs required to be tendered and from the number of ADSs counted as tendered. Based on 16,329,120 ADSs held by Unaffiliated Holders as of November 9, 2026 (being the 16,329,620 outstanding ADSs, less the 500 ADSs beneficially owned by Mr. Sigrist, who is the only director or executive officer of the Company or DoubleU Games who beneficially owns any ADSs; DoubleU Games and its affiliates hold no ADSs), the Majority-of-the-Minority Condition would be satisfied if at least 8,164,561 ADSs held by Unaffiliated Holders are validly tendered and not validly withdrawn, subject to verification as of the expiration of the Offer. Following the consummation of the Offer, approval of the Unaffiliated Holders will not be required to consummate the Post-Offer Transaction, even if they do not tender their ADSs in the Offer. If the Post-Offer Transaction requires a resolution of the Board or of a general meeting of the Company’s shareholders under the KCA, DoubleU Games will own at least 90% of the outstanding Common Shares and the Board’s approval will replace shareholder approval under the simplified share exchange procedure (or, in the case of a squeeze-out, DoubleU Games together with its subsidiaries will hold at least 95% of the votes at any such meeting) (although, as described above under “—Possible Residual Minority Following the Offer,” a special resolution of DoubleU Games’ own shareholders may be required).

Regulatory Approvals.

Based on the Schedule TO/13E-3, other than the filings and reports described below, neither the Company nor DoubleU Games is aware of any filing, approval or other action by any governmental, administrative or regulatory authority in the United States or Korea that would be required for the acquisition of ADSs pursuant to the Offer. The Offer is not a reportable transaction under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, because DoubleU Games already holds more than 50% of the Company’s outstanding voting securities. No business-combination report is required to be filed with the Korea Fair Trade Commission under the Monopoly Regulation and Fair Trade Act, because DoubleU Games is already the largest shareholder of the Company holding more than 20% of the total issued shares of the Company. The acquisition of the ADSs from holders who are non-residents of Korea and the cross-border payment of the consideration to such holders are, in principle, subject to report or notification under the Foreign Exchange Transactions Act of Korea to the Bank of Korea. DoubleU Games intends to acquire the ADSs through a Korean licensed broker, in which case no securities acquisition report to the Bank of Korea is required under the Korean Foreign Exchange Transactions Act. In connection with the Post-Offer Transaction, an external valuation opinion and a material fact report filed with the Financial Supervisory Service of Korea are required under the Financial Investment Services and Capital Markets Act of Korea. Except as set forth in “The Tender Offer—Section 14. Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase, the Offer is not conditioned on the receipt of any antitrust or other regulatory approval. See the Schedule TO/13E-3 and Section 14 of the Offer to Purchase.

Going-Private Transaction; Rule 13e-3.

Because DoubleU Games is an affiliate of the Company, the Offer and the Post-Offer Transaction constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Post-Offer Transaction and the consideration offered to the Unaffiliated Holders be filed with the SEC and disclosed to holders of ADSs prior to the consummation of the Offer. Such information is set forth in the Offer to

Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO/13E-3, on which the Company is a filing person solely for purposes of Rule 13e-3.

Legal Proceedings.

As of the date of this Statement, the Company is not aware of any legal proceedings relating to the Offer. Neither DoubleU Games, nor any of its directors or officers has been named in, or received written notice of, any pending or threatened lawsuit, demand letter or regulatory inquiry relating to the Offer or the Transactions.

Golden Parachute Compensation.

The Company is a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, and, accordingly, pursuant to Instruction 1 to Item 1011(b) of Regulation M-A, the Company is not required to provide the information called for by Item 1011(b) of Regulation M-A and Item 402(t) of Regulation S-K.

Trading Market; Dividends; Prior Public Offerings.

The ADSs are listed on Nasdaq under the symbol “DDI.” The Common Shares are not listed on any stock exchange. As part of the Transactions, following completion of the Post-Offer Transaction, the ADSs will be delisted from Nasdaq (by the filing of a Form 25 pursuant to Rule 12d2-2(c) under the Exchange Act), and the Company intends to deregister the ADSs and the Common Shares under the Exchange Act and terminate its reporting obligations thereunder, including its obligation to file annual reports on Form 20-F. See “Item 8. Additional Information—Possible Residual Minority Following the Offer” and “The Tender Offer—Section 8. Effect of the Offer on the Market for the ADSs; Nasdaq Delisting; Registration and Reporting under the Exchange Act; Margin Regulations” in the Offer to Purchase. See “The Offer—Section 7. Price Range of ADSs; Dividends” in the Offer to Purchase for information on the Company’s ADS trading price and dividend history. The Company has not made an underwritten public offering of ADSs for cash within the past three years.

The Company has not declared or paid any dividends since its initial public offering of ADSs and currently has no plans to pay dividends in the future. Further, under the terms of the Transaction Agreement, from the date of the Transaction Agreement until the earlier of the acceptance of ADSs for payment and the termination of the Transaction Agreement, the Company may not declare, set aside or pay any dividend or other distribution in respect of its capital stock (other than dividends or distributions by or among its subsidiaries), except as required by applicable law, with the prior written consent of DoubleU Games (which consent may not be unreasonably withheld, delayed or conditioned), as approved by the Board (or any committee thereof) with the affirmative vote of any director of the Company who is a former employee of DoubleU Games, or as expressly required or permitted by the Transaction Agreement.

Annual and Interim Reports

For additional information regarding the business and the financial results of the Company, please see the 2025 Annual Report and the Company’s Reports on Form 6-K containing the Company’s results for the three months ended March 31, 2026 and the three and six months ended June 30, 2026.

Forward-Looking Statements.

This Statement and the materials incorporated by reference herein contain forward-looking statements related to the Company, DoubleU Games and the Transactions that involve substantial risks and uncertainties. Forward-looking statements include, but are not limited to, statements using words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” “could,” “should” and similar expressions. In this Statement, forward-looking statements include statements about the ability of the parties to satisfy the conditions to the Offer and to complete the Post-Offer Transaction, the expected timetable for completing the Transactions, and the Company’s plans, objectives, expectations and intentions. Risks and uncertainties that might affect the Company or the Transactions include, but are not limited to, those relating to: uncertainties as to how many holders of ADSs will tender their ADSs in the Offer; the possibility that the Minimum Tender Condition (which may be reduced by DoubleU Games, with the prior written consent of the Company, to not lower than 90%, but not waived) or the other conditions to the Offer will not be satisfied or, where permitted, waived, or that the Majority-of-the-Minority Condition (which is not waivable) will not be satisfied; the risk that the Post-Offer Transaction is not completed in a timely manner or at all, including if the special resolution of DoubleU Games’ shareholders required for certain forms of the Post-Offer Transaction is not obtained; the risk that any governmental approvals or filings that may be required for the Transactions are delayed, are not obtained or made, or are obtained subject to conditions that are not anticipated; the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement; the effects of the Transactions (or their announcement) on the trading price of the ADSs and on the Company’s relationships with employees, business partners, governmental entities and other third parties, and the possibility that the Transactions disrupt current plans and operations, adversely affect employee retention or divert management’s attention; the restrictions imposed by the Transaction Agreement on the conduct of the Company’s business from the date of the Transaction Agreement until the earlier of the time at which DoubleU Games first accepts for payment ADSs validly tendered and not validly withdrawn pursuant to the Offer and the termination of the Transaction Agreement; legal proceedings that may be instituted relating to the Transactions; fluctuations in the exchange rate between the Korean won and the U.S. dollar; and the risks described under “Risk Factors” in the 2025 Annual Report and the Company’s other filings with and submissions to the SEC, as well as the Schedule TO/13E-3 and the other tender offer documents filed by DoubleU Games. There can be no guarantee that the Transactions will be completed in the anticipated timeframe or at all. These forward-looking statements are based on information currently available to the Company and speak only as of the date hereof. You are cautioned not to place undue reliance on such forward-looking statements, and the Company does not intend to update any of these forward-looking statements, except as required by law.

Where You Can Find More Information.

The Company files and furnishes reports and other information with and to the SEC. The Schedule TO/13E-3, this Statement and related materials are available free of charge at the SEC’s website at www.sec.gov.

Item 9. Exhibits

The following exhibits are filed with or incorporated by reference in this Statement:

(a)(1)(A) Offer to Purchase, dated November 10, 2026 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO/13E-3).

(a)(1)(B) ADS Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO/13E-3).

(a)(1)(C) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO/13E-3).

(a)(1)(D) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO/13E-3).

(a)(1)(E) Summary Advertisement (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO/13E-3).

(a)(2)(A)* Letter to Holders of American Depositary Shares from the Chair of the Board of Directors of the Company, dated November 10, 2026.

(a)(2)(B) Opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice, dated November 6, 2026 (included as Annex A to this Statement and accordingly furnished to security holders).

(a)(5)(A) Joint Press Release issued by the Company and DoubleU Games on November 9, 2026 announcing the execution of the Transaction Agreement (incorporated by reference to Exhibit 99.2 to the

Company’s Report on Form 6-K furnished to the SEC on November 9, 2026 and Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on November 10, 2026).

(a)(5)(B)* Joint Press Release issued by DoubleU Games Co., Ltd. and DoubleDown Interactive Co., Ltd. on November 10, 2026 announcing the commencement of the Offer.

(a)(5)(C) Report on Form 6-K (excluding the exhibits thereto) furnished to the SEC by the Company on November 9, 2026 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on November 10, 2026).

(e)(1) Tender Offer and Post-Offer Cooperation Agreement, dated as of November 9, 2026, by and between DoubleU Games and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on November 9, 2026).

(e)(2)(A)† Game License Agreement, dated as of March 31, 2023 and effective as of January 1, 2023, by and between DoubleDown Interactive LLC and DoubleU Games (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024).

(e)(2)(B)† Revenue Share Agreement, dated as of November 20, 2024 and effective as of August 20, 2024, by and between SuprPlay Ltd. and DoubleU Games (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 21, 2025).

(e)(2)(C)† Game Development Services Agreement, dated as of October 1, 2023, by and between DoubleDown Interactive LLC and DoubleU Games (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024).

(e)(2)(D)† Game Development Agreement, dated as of October 4, 2024 and effective as of September 1, 2024, by and between DoubleDown Interactive LLC and DoubleU Games (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 6-K furnished to the SEC on October 7, 2024).

(e)(2)(E) Loan Agreement, dated as of May 25, 2018, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation) (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-1 (File No. 333-258032), filed with the SEC on July 20, 2021).

(e)(2)(F) Loan Agreement, dated as of August 27, 2018, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation) (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form F-1 (File No. 333-258032), filed with the SEC on July 20, 2021).

(e)(2)(G) Loan Agreement, dated as of November 26, 2018, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation) (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form F-1 (File No. 333-258032), filed with the SEC on July 20, 2021).

(e)(2)(H)* Amendment Agreement, dated as of May 27, 2024, to the Loan Agreement, dated as of May 25, 2018, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation).

(e)(2)(I)* Amendment Agreement, dated as of May 27, 2024, to the Loan Agreement, dated as of August 27, 2018, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation).

(e)(2)(J)* Amendment Agreement, dated as of May 27, 2024, to the Loan Agreement, dated as of November 26, 2018, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation).

(e)(2)(K)* Supplemental Amendment Agreement, dated as of May 27, 2026, to the Loan Agreement, dated as of May 25, 2018, as amended by the Amendment Agreement, dated as of May 27, 2024, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation).

(e)(2)(L)* Supplemental Amendment Agreement, dated as of May 27, 2026, to the Loan Agreement, dated as of August 27, 2018, as amended by the Amendment Agreement, dated as of May 27, 2024, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation).

(e)(2)(M)* Supplemental Amendment Agreement, dated as of May 27, 2026, to the Loan Agreement, dated as of November 26, 2018, as amended by the Amendment Agreement, dated as of May 27, 2024, by and between DoubleU Games, as creditor, and the Company, as debtor (English translation).

(e)(2)(N)* GFC Sublease Agreement, dated as of September 30, 2023, by and between DoubleU Games, as sublessor, and the Company, as sublessee (English translation).

(e)(2)(O)* Sub-Lease Agreement, dated as of October 1, 2023, by and between DoubleU Games, as sublessor, and the Company, as sublessee, and consented to by Gangnam Finance Center Co., Ltd., as lessor.

(e)(2)(P)* Amendment Agreement to Sublease Agreement, dated as of September 13, 2024 and effective as of September 1, 2024, to the GFC Sublease Agreement, dated as of September 30, 2023, by and between DoubleU Games, as sublessor, and the Company, as sublessee (English translation).

(e)(2)(Q)* Amendment Agreement to Sublease Agreement, dated as of January 1, 2026, to the GFC Sublease Agreement, dated as of September 30, 2023, as amended by the Amendment Agreement to Sublease Agreement, dated as of September 13, 2024, by and between DoubleU Games, as sublessor, and the Company, as sublessee (English translation).

(e)(2)(R)* Guarantee, dated as of November 18, 2025, issued by DoubleU Games for the benefit of Citibank Europe plc, Germany Branch, in respect of the obligations of WHOW Games GmbH.

(e)(3) Form of Indemnification Agreement between the Company and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on September 5, 2023).

(e)(4) Deposit Agreement, dated as of September 2, 2021, by and among the Company, Citibank, N.A., as depositary, and all holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K furnished to the SEC on September 2, 2021).

*	Filed herewith.
†	Portions of this exhibit, as originally filed, were omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K.

Annexes

Annex A — Opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice.

Annex B — Business and Background of the Company’s Directors and Executive Officers.

Annex C — English translation of Articles 360-5, 360-9, 360-24 and 374-2 of the Korean Commercial Act.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DOUBLEDOWN INTERACTIVE CO., LTD.

By:	/s/ In Keuk Kim
Name: In Keuk Kim
Title: Chief Executive Officer

Date: November 10, 2026.

ANNEX A

Opinion of Kroll, LLC, operating through its Duff & Phelps Opinions Practice

Confidential	November 6, 2026

Special Committee of the Board of Directors DoubleDown Interactive Co., Ltd. 13F, Gangnam Finance Center 152, Teheran-ro Gangnam-gu Seoul 06236, Republic of Korea

Ladies and Gentlemen:

DoubleDown Interactive Co., Ltd., a company incorporated under the laws of the Republic of Korea (the “Company”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to serve as an independent financial advisor and provide an opinion (this “Opinion”) to the special committee (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in their capacity as members of the Special Committee) as of the date hereof as to the fairness, from a financial point of view, to the holders of the American Depositary Shares of the Company (each representing 1/20th of a common share, par value KRW 10,000 per common share, of the Company (the “Shares”), collectively the “ADSs” and each an “ADS”), other than ADSs held by the Buyer (as defined below), its affiliates or the directors and executive officers of the Buyer and the Company (the ADSs held by the foregoing parties, the “Affiliated ADSs”) of the Consideration (as defined below) to be received by such holders in the Proposed Transaction (as defined below) (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company and DoubleU Games Co., Ltd., a company incorporated under the laws of the Republic of Korea (the “Buyer”), propose to enter into a Tender Offer and Post Offer Cooperation Agreement (the “Agreement”), the latest draft of which Duff & Phelps has reviewed is dated as of November 1, 2026. Pursuant to the Agreement, the Buyer proposes to acquire all of the ADSs not held by the Buyer or its affiliates, for $16.25 per ADS in cash (the “Consideration”), to acquire the remaining Shares pursuant to the post-offer transaction, and thereafter to cause the Company to become a wholly owned subsidiary of the Buyer and to cause the ADSs to be delisted from the Nasdaq Global Select Market and Company’s reporting obligations under the U.S. Securities Exchange Act of 1934 to be terminated (the “Proposed Transaction”).

The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.

Special Committee of the Board of Directors

DoubleDown Interactive Co., Ltd.

November 6, 2026

Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

The Company’s audited consolidated financial statements as at and for the years ended December 31, 2023 through December 31, 2025 included in the Company’s annual reports on Form 20-F filed with the Securities and Exchange Commission (“SEC”) and the Company’s unaudited consolidated financial statements as at and for the six months ended June 30, 2024, June 30, 2025 and June 30, 2026 included in the Company’s Form 6-Ks filed with the SEC;

b.

Certain unaudited and segment consolidated financial information for the Company as at and for the years ended December 31, 2023 through December 31, 2025, and as at and for the six months ended June 30, 2024, June 30, 2025 and June 30, 2026, provided by the management of the Company and which the management of the Company identified as being the most current financial statements available;

c.

A detailed consolidated financial projection model for the Company as at and for the years ending December 31, 2026 through December 31, 2030, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the Special Committee’s consent, in performing its analysis (collectively, the “Management Projections”);

d.	Other internal documents relating to the history, current operations and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

e.

A letter dated October 30, 2026 from the management of the Company, which made certain representations as to the Company’s historical consolidated financial information, the Management Projections and the underlying assumptions of such projections (the “Management Representation Letter”); and

f.	A draft of the Agreement dated November 1, 2026.

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the Company’s business;

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the consent of the Company and the Special Committee:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company, and did not independently verify such information;

Special Committee of the Board of Directors

DoubleDown Interactive Co., Ltd.

November 6, 2026

2.

Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken, and did not independently verify such information;

3.

Assumed that the Management Projections and any other estimates, evaluations, forecasts and projections furnished to Duff & Phelps, including, without limitation, the Management Projections, were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts or projections, including, without limitation, the Management Projections, or the underlying assumptions thereof;

4.	Assumed that information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Proposed Transaction;

5.	Assumed that the representations and warranties made in the Agreement and the Management Representation Letter are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.

Assumed that there has been no material change in the assets, liabilities (contingent or otherwise), financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.

Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.

Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Other than in connection with certain investment banking services provided by Kroll Securities (as defined below) to the Special Committee, Duff & Phelps has not been requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company,

Special Committee of the Board of Directors

DoubleDown Interactive Co., Ltd.

November 6, 2026

or any alternatives to the Proposed Transaction; (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Proposed Transaction; or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject. Management of the Company have represented in the Management Representation Letter that the Management Projections are the most current financial information of the Company available and that there have been no material change, financial or otherwise, in the business or affairs of the Company and that there have been no change of any fact which is of a nature as to render the Management Projections of the Company misleading or inaccurate in any material respect, and have further confirmed that they know of no facts that (a) would lead them to believe that the Management Projections of the Company is misleading or inaccurate in any material respect, and (b) have occurred other than the normal operation of the business of the Company as disclosed under the Management Projections.

Duff & Phelps is not expressing any opinion as to the market price or value of the Shares or ADSs (or anything else) prior to or after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any other person (including security holders of the Company) should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction; and (iv) does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company and the Special Committee dated June 23, 2026 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure are strictly limited in accordance with the terms set forth in the Engagement Letter.

Special Committee of the Board of Directors

DoubleDown Interactive Co., Ltd.

November 6, 2026

Disclosure of Prior Relationships

Duff & Phelps has acted as a financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ delivery of its Opinion to the Special Committee. Pursuant to the Engagement Letter, the Company has also agreed to reimburse certain expenses of Duff & Phelps and to indemnify Duff & Phelps for certain liabilities. In addition, Kroll Securities, LLC (“Kroll Securities”) has been engaged to provide the Special Committee with certain investment banking services as requested by the Special Committee in connection with the Proposed Transaction and received or expects to receive fees and indemnification for such services (the “Kroll Securities Engagement”). Other than this engagement and the Kroll Securities Engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be received by the holders of ADSs (other than the Affiliated ADSs) in the Proposed Transaction is fair, from a financial point of view, to such holders of ADSs (without giving effect to any impact of the Proposed Transaction on any particular holder of Shares or ADSs other than in its capacity as a holder of ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps Opinions Practice

Kroll, LLC

ANNEX B

BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, position, business address, present principal occupation or employment and material occupations, positions, offices or employment during the past five years (including the name, principal business and address of any corporation or other organization in which such occupation or employment was conducted), and citizenship of each director and executive officer of DoubleDown Interactive Co., Ltd. (the “Company”). Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with the Company, and each such person is a citizen of the Republic of Korea. The business address of each director and executive officer of the Company, other than In Keuk Kim, Joseph A. Sigrist and Haenam Kim, is c/o DoubleDown Interactive Co., Ltd., 13F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea, and the business telephone number of each such person is +82-2-501-7216. The business address of each of In Keuk Kim, Joseph A. Sigrist and Haenam Kim is c/o DoubleDown Interactive LLC, 6671 South Las Vegas Boulevard, Building D, Suite 210, Las Vegas, Nevada 89119, United States, and the business telephone number of each such person is +1-702-761-6899.

During the past five years, neither the Company nor any of the persons listed in this Annex B has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of such laws.

DoubleDown Interactive Co., Ltd.

DoubleDown Interactive Co., Ltd. is a stock corporation organized under the laws of the Republic of Korea. Its principal business is the development and publishing of social casino and casual games. Its principal executive office is located at 13F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea; telephone +82-2-501-7216.

Directors and Executive Officers

The following table sets forth information about the directors and executive officers of the Company as of November 9, 2026.

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
In Keuk Kim	Chief Executive Officer; Director	Chief Executive Officer of the Company and a member of its board of directors since November 2019. Mr. Kim also served as a member of the board of directors of DoubleU Games Co., Ltd. (development and publishing of social casino games), located at 16F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea, from December 2013 until March 2015, and was thereafter employed by DoubleU Games as Chief Strategy Officer from April 2015 until October 2017. He has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Joseph A. Sigrist	Chief Financial Officer; Director	Chief Financial Officer of the Company and a member of its board of directors since November 2019, and Senior Vice-President and General Manager of DoubleDown Interactive LLC (the Company’s United States subsidiary; social casino	United States

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
games), located at 6671 South Las Vegas Boulevard, Building D, Suite 210, Las Vegas, Nevada 89119, United States, since April 2015. He has held no other material occupation, position, office or employment during the past five years.

Haenam Kim	Chief Marketing Officer; Director	Chief Marketing Officer of the Company and a member of its board of directors since November 2019. Previously, Ms. Kim served as the Company’s Chief Operating Officer from May 2017 until November 2017. She has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Ki Chul Kim	Chief Data Officer; Director	Chief Data Officer of the Company and a member of its board of directors since November 2019. Mr. Kim also served as a member of the board of directors of DoubleU Games Co., Ltd. (development and publishing of social casino games), located at 16F, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul 06236, Republic of Korea, from March 2013 until February 2015, and was employed by DoubleU Games as Chief Marketing Officer from February 2015 until September 2017. He has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Il Jin Park	Independent Director	Korea Certified Public Accountant and Licensed Tax Accountant practicing since 2023 as principal of his own independent accounting and real estate development consultancy (a sole practice, not conducted through a separate firm), located at 206 Seolleung-ro, Gangnam-gu, Seoul, Republic of Korea. Independent director of the Company since March 2026. Previously with Kyungbok Accounting Corp. (accounting services), located at 13 Teheran-ro 81-gil, Gangnam-gu, Seoul, Republic of Korea, from April 2022 to December 2022 and with Samil PwC (PwC Korea) (audit services), located at 100 Hangang-daero, Yongsan-gu, Seoul, Republic of Korea, from 2006 to 2020. He has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

Sung Uk Park	Independent Director	Foreign Attorney, Yulchon LLC (law firm), located at Parnas Tower, 38th Floor, 521 Teheran-ro, Gangnam-gu, Seoul 06164, Republic of Korea, since 2025. Independent director of the Company since March 2026. Auditor of Habitus Associates Co., Ltd. (online art platform provider), located at Sangji Caelum, Jangchung-dong, Jung-gu, Seoul, Republic of Korea, since July 2026, and	Republic of Korea

Name	Position	Present Principal Occupation or Employment; Material Occupations During the Past Five Years	Citizenship
previously from March 2021 to September 2024. Director of Vantis Co., Ltd. (cosmetics company), located at Nonhyun-ro 76-gil, Gangnam-gu, 5/F 5304, Seoul, Republic of Korea, since May 2026. Director of Habitus Partners Co., Ltd. (dormant company that has not conducted any business activities since its inception), located at Sangji Caelum, Jangchung-dong, Jung-gu, Seoul, Republic of Korea, since March 2021. Previously Director and Chairman of the Audit Committee of BlueOval SK, LLC (EV battery manufacturer), located at One American Road, Suite 120, Dearborn, Michigan 48126, United States, from November 2023 to September 2024. Previously Director of HSAGP Energy LLC, now Hyundai SK Battery Manufacturing America, LLC (EV battery manufacturer), located at 5059 Highway 411 NW, Kingston, Georgia 30145, United States, from November 2023 to September 2024. Previously Executive Vice President of SK On Co., Ltd. (EV battery manufacturer), located at Jongno Tower Building, 51 Jongno, Jongno-gu, Seoul, 03161, Republic of Korea, from 2022 to 2025. Previously Auditor of CELEBE Korea Co., Ltd. (social media platform provider), located at 10th Floor, 10 Teheran-ro 20-gil, Gangnam-gu, Seoul, Republic of Korea, from July 2021 to July 2023. Previously Attorney at Hwawoo Law Firm (law firm), located at ASEM Tower, 517 Yeongdong-daero, Gangnam-gu, Seoul, Republic of Korea, from 2020 to 2022. Previously Foreign Attorney at Kim & Chang (law firm), located at Building 39, Sajik-ro 8-gil, Jongno-gu, Seoul 03170, Republic of Korea, from 2012 to 2020. He has held no other material occupation, position, office or employment during the past five years.

Whanlim Kim	Independent Director	Chief Executive Officer and a director of A Driven, Inc. (advertising, public relations and related services), located at B218–219, List Building, 125 Bongeunsa-ro, Gangnam-gu, Seoul, Republic of Korea, since April 2020. Independent director of the Company since August 2022. Previously Chief Operating Officer of WiderPlanet Inc. (digital advertising company), located at 8th Floor, 211 Teheran-ro, Gangnam-gu, Seoul, Republic of Korea, from 2019 to 2022. He has held no other material occupation, position, office or employment during the past five years.	Republic of Korea

ANNEX C

English translation of Articles 360-5, 360-9, 360-24 and 374-2 of the Korean Commercial Act

Text of the applicable provisions of the Korean Commercial Act.

The following is an English translation of Articles 360-5, 360-9, 360-24 and 374-2 of the Korean Commercial Act. The translation is provided for convenience only; the Korean original governs. The summaries in Parts C and D do not purport to be complete and are qualified in their entirety by reference to the full text of those provisions.

Article 360-5 (Appraisal Rights of Dissenting Shareholders). (1) A shareholder who dissents from a resolution of the board of directors on a matter subject to approval under Article 360-3(1) (including a shareholder without voting rights or whose voting rights are restricted; hereinafter the same applies in this Article) and who has notified the company in writing, before the shareholders’ meeting, of its intention to dissent from the resolution may, within 20 days from the date of the resolution of that meeting, demand in writing, stating the class and number of shares, that the company purchase the shares it holds. (2) A shareholder who has notified the company in writing, within two weeks from the date of the public notice or notification under Article 360-9(2), of its intention to dissent from the share exchange may, within 20 days from the date on which that period expires, demand in writing, stating the class and number of shares, that the company purchase the shares it holds. (3) Article 374-2(2) through (5) applies mutatis mutandis to a demand for purchase under paragraphs (1) and (2).

Article 360-9 (Simplified Comprehensive Share Exchange). (1) Where all the shareholders of the company that is to become a wholly owned subsidiary consent, or where the company that is to become the wholly owning parent company holds at least 90 per cent of the total number of issued and outstanding shares of the company that is to become a wholly owned subsidiary, the approval of the shareholders’ meeting of the company that is to become a wholly owned subsidiary may be replaced by the approval of its board of directors. (2) In the case of paragraph (1), the company that is to become a wholly owned subsidiary shall, within two weeks from the date on which the share exchange agreement is prepared, give public notice, or notify its shareholders, to the effect that the share exchange will be effected without the approval of a shareholders’ meeting; provided that this does not apply where all the shareholders have consented.

Article 360-24 (Controlling Shareholder’s Right to Demand Sale of Shares). (1) A shareholder holding, for its own account, at least 95 per cent of the total number of issued and outstanding shares of a company (hereinafter in this Subsection referred to as the “controlling shareholder”) may, where necessary to achieve a business purpose of the company, demand that the other shareholders of the company (hereinafter in this Subsection referred to as the “minority shareholders”) sell the shares they hold. (2) In calculating the number of shares held under paragraph (1), the shares held by a parent company and a subsidiary shall be aggregated. In such case, the shares held by a company in which a shareholder that is not a company holds shares exceeding 50 per cent of the total number of issued and outstanding shares shall also be aggregated with the shares held by that shareholder. (3) A demand for sale under paragraph (1) requires the prior approval of a shareholders’ meeting. (4) The notice convening the shareholders’ meeting under paragraph (3) shall state the following matters, and the controlling shareholder making the demand for sale shall explain them at the shareholders’ meeting: 1. the controlling shareholder’s holdings of shares of the company; 2. the purpose of the demand for sale; 3. an assessment by a certified appraiser of the basis for computing, and the appropriateness of, the purchase price; 4. the guarantee of payment of the purchase price. (5) The controlling shareholder shall, by no later than one month before the date of the demand for sale, give public notice of the following matters and separately notify them to the shareholders and pledgees entered in the shareholder register: 1. that a minority shareholder shall deliver its share certificates to the controlling shareholder simultaneously with receipt of the purchase price; 2. that, if it fails to deliver them, the share certificates shall become void on the date on which the purchase price is received or on which the controlling shareholder deposits the purchase price. (6) A minority shareholder that has received a demand for sale under paragraph (1) shall sell its shares to the controlling shareholder within two months from the date of receipt of the demand. (7) In the case of paragraph (6), the purchase price shall be determined by agreement between the minority shareholder that received the demand for sale and the controlling shareholder that made it. (8) Where no agreement on the purchase price under paragraph (7) is reached within 30 days from the date of receipt of the demand for sale under paragraph (1), the minority shareholder that received the demand or the controlling shareholder that made it may petition the court to determine the purchase price. (9) Where the court determines the purchase price of shares under paragraph (8), it shall compute a fair price taking into consideration the financial condition of the company and other circumstances.

Article 374-2 (Appraisal Rights of Dissenting Shareholders). (1) A shareholder who dissents from a matter resolved under Article 374 (including a shareholder without voting rights or whose voting rights are restricted; hereinafter the same applies in this Article) and who has notified the company in writing, before the shareholders’ meeting, of its intention to dissent from the resolution may, within 20 days from the date of the resolution of that meeting, demand in writing, stating the class and number of shares, that the company purchase the shares it holds. (2) Upon receipt of a demand under paragraph (1), the company shall purchase the shares within two months from the date on which the period for the demand for purchase under that paragraph (hereinafter in this Article referred to as the “demand period”) ends. (3) The purchase price of the shares under paragraph (2) shall be determined by agreement between the shareholder and the company. (4) Where no agreement under paragraph (3) is reached within 30 days from the date on which the demand period ends, the company or the shareholder that demanded the purchase of shares may petition the court to determine the purchase price. (5) Where the court determines the purchase price of shares under paragraph (4), it shall compute a fair price taking into consideration the financial condition of the company and other circumstances.